Welcome to the Human Network at Work

Cisco Systems, Inc. 2007 Annual Report


CISCO


07077510

Financial Highlights

Net Sales
(dollars in billions)



34.9
28.5
24.8
22.0
18.9
Fiscal Year '03 '04 '05 '06 '07

Net Income [1]
(dollars in billions)



7.3
5.7
5.6
4.4
3.6
Fiscal Year '03 '04 '05 '06 '07

Diluted Net Income per Share
(in dollars)



1.17
0.87
0.89
0.62
0.50
Fiscal Year '03 '04 '05 '06 '07

Cash and Cash Equivalents and Investments
(dollars in billions)



22.3
20.7
19.3
17.8
16.1
Fiscal Year '03 '04 '05 '06 '07

Consolidated Statements of Operations Data
(in millions, except per-share amounts)

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Net sales	**$34,922**	$ 28,484	$24,801
Income before provision for income taxes	**$ 9,461**	$ 7,633	$ 8,036
Net income [1]	**$ 7,333**	$ 5,580	$ 5,741
Net income per share—diluted	**$ 1.17**	$ 0.89	$ 0.87

Consolidated Balance Sheets Data
(in millions)

	July 28, 2007	July 29, 2006	July 30, 2005
Cash and cash equivalents and investments	**$22,266**	$ 17,814	$16,055
Total assets	**$53,340**	$ 43,315	$33,883
Shareholders' equity	**$31,480**	$ 23,912	$23,174

(1) Net income for fiscal 2007 and 2006 included share-based compensation expense under SFAS 123(R) of $617 million and $836 million, net of tax, respectively. See Note 2 on page 18.

Welcome to a network where collaboration inspires innovation and communication builds community.

Welcome to a network experience that is the human experience. A human experience more connected, more intelligent, and more powerfully productive, where technology serves society to effect positive change in the ways we work, live, play, and learn.

Welcome to the network at work.

Welcome to the Human Network.

CONTENTS

"We're doing everything possible."



ENTERPRISE

With a life in the balance, critical care means collaboration. First responders convey vital signs to the hospital's emergency staff—long before the patient comes through the door. Physicians confer with distant colleagues over a high-speed video connection—as though they were all in the same room. A surgical team downloads radiology images from a digital archive—while the operation is in progress. People at home participate in their own care—with ready access to drug descriptions, test results, treatment options, and wellness tips. And all the information remains highly secure and private—even while it's instantly available for sharing. In the data-rich world of modern medicine, the network is adding the power of collaboration to the caregiver's healing touch.

VIDEO

Cisco® TelePresence makes a physician conference a here-and-now experience.



VIRTUAL

Medical center networks extend and enhance caregiving.


MEDICAL SCHOOL
AMBULANCE/HELICOPTER
INSURANCE COMPANY
PATIENT AT HOME
HOSPITAL
PHARMACY
LAB
DOCTOR'S OFFICE

vpn
routing
wi-fi
broadband
security
video

You are a media mogul. Or a music producer. Or a political pundit. People are not only using the network to bring films, songs, and commentary into their lives, they are also creating Web-accessible multimedia experiences for others. Teenage animators and struggling garage bands receive helpful criticism and encouragement from professionals they've admired from afar but never expected to meet. Citizens participate in presidential debates by submitting questions in video. Government officials and agencies engage with citizens one on one. A blog gets 7000 hits a day, and the mainstream media solicits the blogger's opinions. Watching TV gets personal, with service providers delivering unique experiences, more choices, and personalized features to your set-top box. And your home network becomes your link to the connected life.

INFORMATION

The virtual network: making a parent/teacher conference more convenient.



When one person can tap the creative energy of the entire planet.



Music, video, and photos anytime, anywhere.



Nations with the most Internet users.
(Percent of world users)


18.0%
4.3%
13.8%
3.6%
7.4

Source: InternetWorldStats.com, 2007

DATA




"My music, my pictures, my way."


"Think globally, meet locally."

Preserving Earth's life support system is everybody's concern. Technology gives us the power we all need to accomplish the difficult environmental tasks that lie ahead. For example, how can companies lower carbon emissions produced by their employees without losing their personal touch? One way is to decrease business travel and commuting by using TelePresence and Web collaboration. The technology is now in place to make distance collaboration a natural part of the daily workflow among employees and business partners. Colleagues can locate each other, ascertain availability, and communicate by voice, data, and video wherever they happen to be. They can engage in everything from training sessions to sales presentations online—where they aren't leaving carbon footprints all over the planet. Electronic travel is making people more mobile than ever, even when they stay in one place.

GREEN MATERIAL



By investing in Cisco collaboration technologies like WebEx and TelePresence, the company is committed to reducing emissions from employee travel.



Saving power helps save the environment. Cisco 7200 Series Routers are 20 times more power-efficient than previous models.

Source: Cisco Corporate Citizenship Report 2006

GREEN FACTS

78 percent

Seventy-eight percent of companies with teleworking programs identify Web conferencing as the top component in these programs, according to Wainhouse Research's 2007 WebMetrics Survey.

11.2 tons

WebEx calculates that a company saves 11.2 tons of carbon dioxide when they conduct a 12-person training session online instead of flying the participants from Dallas to San Francisco.

25.5 minutes

Between 1990 and 2000 the average American worker increased their commute time from 22.4 to 25.5 minutes and more people drove to work alone (+3 percent).

Source: US Census Bureau



When personal attention makes you feel like a valued customer instead of a faceless consumer—and network intelligence enriches the experience—you know you're in the store of the future. The networked store remembers who you are, what you usually buy, and how you like to buy it. It guides you to merchandise or summons a sales associate. With radio frequency IDs and mobile Web pads, it shortens checkout times and keeps you from feeling stranded in the aisle or the fitting room. Video displays react to your presence and countertops turn into interactive touch screens. And information analysis gives store managers keen insights into day-to-day business, so they can plan for staffing needs and streamline the supply chain. By catering to the shopper as an individual, the network is putting a smile on the face of retail.

SMALL BUSINESS

ECONOMICS



U.S. Personal Consumption Expenditures: Women's and Children's Clothing and Accessories (in $ billions)



163.1
171.3
180.5
2003
2004
2005

Source: Bureau of Economic Analysis, US Dept. of Commerce



Enter an intelligent fitting room equipped with Cisco Unified Communications technology and you can scan the price tag to find out which style is in stock.



Wireless technology helps shoppers find what they're looking for and lets them scan items as they go. No waiting in line at the checkout counter.

MATERIALS


"Our store is your store."


"Did you catch that play?"

NETWORK

Stadium Seating Capacities
(in thousands)


57.4
56.0
New York Yankees
Washington Nationals
55.6
50.5
New York Mets
Toronto Blue Jays
50.4
Colorado Rockies

Source: *The World Almanac and Book of Facts 2007*

ONE

Your electronic ticket entitles you to a lot more than a seat. You're now linked to the stadium data center.



TWO

Network-controlled gates and turnstiles help keep foot traffic flowing smoothly—even parking lots are connected.



THREE

Networked digital signs give directions and tell fans about special activities and promotions.


MAKE A MOVE!

STADIUM

Get in on the action—even if you're not actually on the field. When you pass through the gates of the 21st century stadium, you're immediately connected to an engaging sports experience. Use your handheld device to find your seat, download a program, order food and drinks without getting up, and purchase tickets for future games. View live-action and replay video on your handheld, or on high-definition screens throughout the facility. Get profiles of your favorite players and see what teams are winning games at other stadiums. And when a game isn't scheduled, the network's multimedia and mobile capabilities help turn the stadium into a versatile venue for performances and other public events. On and off the field, the network is transforming the sporting life by putting interaction into play.

To Our Shareholders



Fiscal 2007 was an exceptional year for Cisco. Our unique breadth and balance across more than two dozen product areas, four customer segments, and major developed and emerging countries helped Cisco to deliver another year of record financial results. We believe our balance across our business not only enabled accelerated revenue growth during the fiscal year, but is also a strategic differentiator for Cisco and critical to our ability to deliver strong performance for our shareholders.

Our success demonstrates that our vision for the industry's evolution appears to be playing out as all forms of communications and IT capabilities are being enabled by the network. Our differentiated strategy and ability to execute are evident in our continued market leadership and the increased share of our customers' total communications and IT expenditures as they take full advantage of the network to drive business transformation.

Vision: Driving Innovation to Change the Nature of Work and the Way We Live

More than a decade ago, we focused on migrating the world to an IP-based infrastructure where the network was initially positioned to become the platform to enable transactions, such as entering orders online, conducting Internet-based searches, and e-mail. Today, with the convergence of data, voice, video, and mobility, the network is capable of optimizing and enriching a user's experience. We believe we are now entering what we see as the second major phase of the Internet's impact on the nature of business and life's experiences and that this will result in dramatic innovation and productivity increases enabled by collaboration and Web 2.0 technologies such as unified communications and TelePresence.

In fiscal 2007, we invested $4.5 billion in research and development. Listening to our customers and investing to capture market transitions give us a competitive advantage that helps us to develop innovative solutions that meet customer needs and drive our growth. Cisco TelePresence exemplifies this kind of innovation. In demonstrations, customers immediately experience the impact of TelePresence and understand its value for their businesses. The result has been rapidly accelerating growth in recent quarters in only its first year in the market. TelePresence is perhaps our greatest example of how the network is transforming the way we do business and how we interact, collaborate, and entertain.

Our innovation model is built around internal development, acquisitions, and partnerships. For example, since the acquisition of Scientific Atlanta in fiscal 2006, we have transformed our video capabilities and extended our leadership in this important market. Now, the acquisition of WebEx in fiscal 2007 brings collaboration expertise to our customers and partners. Continued innovation in our core routing and switching products is complemented by the further development of our advanced technologies, including security, storage, unified communications, and wireless. We believe our technology architecture approach, which is based on intelligence in the network and tightly coupled products, is enabling gains in market share, sustainable competitive advantage, and a greater share of customers' IT budgets.

Strategy: Sustained Differentiation Across Customer Segments and Geographies

The foundation of Cisco's strategy is made up of four pillars. First, identifying, investing, and positioning Cisco to capture customer-driven market transitions. Second, constant innovation enabled through building, buying, or collaborating with our partners. Third, a differentiated market approach with the ability to tie together both technology and business architectures. Fourth, our cross-functional teamwork and prioritization of initiatives that drive execution across products, value-added services, customer segments, and geographic theaters.

All aspects of Cisco's differentiated strategy have evolved based on customer requirements to create sustainable differentiation in the industry and better serve the needs of all our customers. In fiscal 2007, we saw continued momentum and achieved balanced growth across our product families, our customer segments (enterprise, service provider, commercial, and consumer), and our key geographic theaters.

From a customer segment perspective, the commercial market remained very solid and well balanced globally. We are continuing to expand our product offerings, services, and distribution capabilities to this strategic market. These customers, which are typically small and medium-sized businesses, are increasingly embracing networking technology as they scale and realize efficiencies from their investments. With the addition of WebEx, we will begin to explore new ways to work with small and medium-sized businesses as a trusted partner, and in turn help them grow and enhance their businesses.

Our strategic value to our global service provider customers is increasing from both a technology and a business architecture perspective. The proliferation of video and accelerating deployment of HDTV and IPTV are influencing service providers to seek out innovative architectures that provide network capacity to deliver rich, personalized user experiences. Cisco's architectural approach is designed to enable higher network capacity, intelligence, and resiliency to deliver video and integrate video/IPTV in a range of consumer and business services to offer compelling customer experiences. Our technologies transform service providers into "experience providers" to enable the "Connected Life"—providing value throughout a consumer's daily life at home, at work, or on the move.

From a geographic perspective, we were pleased with the strong, balanced performance achieved in our four largest theaters. These include the United States and Canada, European Markets, Emerging Markets, and Asia Pacific. Perhaps our greatest geographic success of fiscal 2007 was the Emerging Markets theater, where our revenue grew approximately 39 percent on a year-over-year basis. We believe that our business process and collaborative approach to our Emerging Markets theater contributed to this growth.

We believe that our unique go-to-market approach, in which Cisco serves as a key adviser to governments around the world, is helping to drive country transformation by outlining process change, building networks, and then providing the application services and expertise that support key services for citizens, such as education, healthcare, public safety, economic development, and national security. Relationships with government leaders worldwide, supported by our extensive sales coverage, are key to our execution in these markets.

Execution: Measures of Success

For Cisco, successful execution is measured by product, customer segment, and geographic market leadership on a global basis. As we position ourselves for the second phase of the Internet's innovation and productivity, people are turning to the network as the platform that enables all forms of communications and IT. We are quickly adopting and helping our customers to adopt Web 2.0 technologies, such as unified communications and TelePresence.

In fiscal 2007, Cisco delivered strong results with accelerated revenue growth. Total revenue for fiscal 2007 was a record $34.9 billion, an increase of approximately 23 percent over fiscal 2006 revenue of $28.5 billion. Of the total revenue in fiscal 2007, $29.5 billion was related to product revenue and $5.5 billion was related to service revenue.

We achieved strong revenue growth across our key geographic, customer, and product portfolios, which demonstrates the power of our diversification. We believe our performance is evidence of the underlying strength in our balanced product portfolio. Our reward is market leadership in almost all product categories.

In the first full fiscal year following the acquisition of Scientific Atlanta, the results of the acquisition exceeded our expectations with greater market penetration, faster growth, and greater scale for Scientific Atlanta products in international markets, and a stronger position for Cisco with service providers worldwide.

We added approximately 11,600 employees on a net basis throughout the year. These additions drove sales in video, Emerging Markets, and market expansion in the commercial customer segment. Even with these headcount investments, net income grew approximately 31 percent on a year-over-year basis to $7.3 billion in fiscal 2007, which made Cisco one of the most profitable companies in the technology sector. Earnings per share on a fully diluted basis for fiscal 2007 were $1.17. Cisco generated $10.1 billion of cash from operations.

We continued to reduce our outstanding shares in fiscal 2007 by repurchasing 297 million shares of common stock. From the inception of the repurchase program in fiscal 2002 through the end of fiscal 2007, Cisco has repurchased 2.2 billion shares for an aggregate purchase price of $43.2 billion.

Our pursuit of operational excellence drives us to continually seek ways to improve and streamline our business processes across our global operations. Fiscal 2007 marked the year in which we realized greater operating efficiencies as a result of completing our implementation of a new manufacturing model: lean manufacturing. As a result of this initiative, Cisco achieved annualized inventory turns of slightly above 10 in the fourth quarter of fiscal 2007. This is a significant accomplishment given the size and breadth of our product lines.

Our track record of revenue and earnings growth, strong cash-generating capability, and healthy balance sheet enable us to reinvest in our business when we are presented with market or customer opportunities. We believe this helps us to drive ongoing innovation and supports our growth initiatives.

Corporate Citizenship and Social Responsibility

While we're proud of the financial results we delivered in 2007, we are also very proud of our people, our culture, and the way Cisco operates as a company. The fundamental value of our products rests on our ability to seamlessly collaborate as an organization as well as provide access to information and opportunities that help people improve the way they work, live, play, and learn. Our long-standing commitment to corporate social responsibility extends from transforming global education to building healthier, more productive communities, including our Green Initiative and commitments to global sustainability.

We remain dedicated to education through the creation of innovative global learning initiatives. In fact, this year marked the tenth anniversary of the Cisco Networking Academy,® a pioneering e-learning program operating in approximately 165 countries worldwide with approximately 500,000 students. Students acquire technical skills to enable their participation in a world that is increasingly driven by technological initiatives, and in turn helps energize local economies. Through public and private sector partnerships, our $40 million investment and involvement in the 21st Century Schools Initiative is redefining the 21st century educational approach, and is rebuilding and improving entire communities.

We believe that solid business results and dedication to the environment go hand in hand. This past year, Cisco established an EcoBoard to set an environmental strategy and oversee companywide environmental programs. Cisco is committed to environmental responsibility in our business operations, products, and network architecture design. We believe that through the power of the network, people are empowered to work, live, play, and learn in an environmentally sustainable way. This can be accomplished through reduction in transportation-related emissions via collaborative technologies such as unified communications and TelePresence, and also through improvements in workspace utilization and energy consumption.

One Final Note

Over the past five years, our management team has evolved and so has our business leadership. One of the core competencies of Cisco is our ability to evolve our organization and leadership teams while still maintaining focus on implementation of our strategy. Over the years, Cisco has successfully transitioned through many generations of key leaders in every functional leadership role in the company.

Dennis Powell became our Chief Financial Officer in 2003 and went on to lead the company with an unwavering sense of integrity and fiduciary responsibility through some of the most challenging economic times our industry has experienced. Under Dennis' financial and operational leadership, we achieved extraordinary growth in net income, cash from operations, market capitalization, and market share gains versus our peers.

Following the second quarter of fiscal 2008, Dennis will retire from his role as Chief Financial Officer. We thank him for his leadership and contributions to Cisco, especially his commitment to transparency and integrity in financial reporting. Frank Calderoni, Senior Vice President of Customer Solutions Finance, has been asked to succeed Dennis upon his retirement as Chief Financial Officer. Frank's experience directing global sales finance at Cisco is complemented by his prior background as CFO at two public companies within the technology industry.

Our accomplishments and successes are built upon foundational relationships with our customers, our worldwide partners, and our entire Cisco family. We wish to thank our customers, partners, employees, and shareholders for their ongoing trust, confidence, and support as we become positioned to execute on the next wave of the Internet. Working together, we believe Cisco technology will change the nature of work and the way we live. We hope you will join us.



John T. Chambers
Chairman and CEO, Cisco

September 2007

Statement of Management's Responsibility

Cisco's management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco's Consolidated Financial Statements, prepared in accordance with generally accepted accounting principles (GAAP), and has full responsibility for their integrity and accuracy.

Management, with oversight by Cisco's Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management also has established an effective system of internal controls. Cisco's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting, as well as our underlying system of internal controls, are maintained. Our culture demands integrity and we have the highest confidence in our processes, our internal controls and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cisco. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco's internal control over financial reporting was effective as of July 28, 2007. Management's assessment of the effectiveness of Cisco's internal control over financial reporting as of July 28, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



John T. Chambers
Chairman and Chief Executive Officer
September 14, 2007



Dennis D. Powell
Executive Vice President and Chief Financial Officer
September 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

We have completed integrated audits of Cisco Systems, Inc.'s consolidated financial statements and of its internal control over financial reporting as of July 28, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows appearing on pages 45 to 48 present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 28, 2007 and July 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 28, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 28, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 28, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Jose, California
September 14, 2007

Selected Financial Data

Five Years Ended July 28, 2007 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear on pages 45 to 78 of this Annual Report:

	July 28, 2007	July 29, 2006	July 30, 2005	July 31, 2004	July 26, 2003
Net sales	**$34,922[1]**	$28,484[1]	$24,801	$22,045	$18,878
Net income	**$ 7,333[2]**	$ 5,580[2]	$ 5,741	$ 4,401[3]	$ 3,578
Net income per share—basic	**$ 1.21**	$ 0.91	$ 0.88	$ 0.64	$ 0.50
Net income per share—diluted	**$ 1.17**	$ 0.89	$ 0.87	$ 0.62	$ 0.50
Shares used in per-share calculation—basic	**6,055**	6,158	6,487	6,840	7,124
Shares used in per-share calculation—diluted	**6,265**	6,272	6,612	7,057	7,223
Cash and cash equivalents and investments	**$22,266**	$17,814	$16,055	$19,267	$20,652
Total assets	**$53,340**	$43,315	$33,883	$35,594	$37,107
Long-term debt	**$ 6,408**	$ 6,332	$ —	$ —	$ —

(1) Net sales for fiscal 2007 included net sales from Scientific-Atlanta, Inc. ("Scientific-Atlanta") of $2.8 billion for the full fiscal year while net sales for fiscal 2006 included net sales from Scientific-Atlanta of $989 million for only the period subsequent to its acquisition in February 2006. See Note 3 to the Consolidated Financial Statements.

(2) Net income for fiscal 2007 included share-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") of $617 million, net of tax, which consisted of employee share-based compensation expense of $589 million, net of tax, and share-based compensation expense of $28 million, net of tax, related to acquisitions and investments. Net income for fiscal 2006 included share-based compensation of $836 million, net of tax, which consisted of employee share-based compensation expense of $756 million, net of tax, and share-based compensation expense of $80 million, net of tax, related to acquisitions and investments. There was no employee share-based compensation expense under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prior to fiscal 2006 because the Company did not adopt the recognition provisions of SFAS 123. See Note 10 to the Consolidated Financial Statements.

(3) Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to share-based compensation expense of $567 million, net of tax, related to the adoption of the Financial Accounting Standards Board (FASB) Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)").

Forward-Looking Statements

The Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under Part I, Item 1A. Risk Factors and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

We sell Internet Protocol (IP)-based networking and other products and services related to the communications and information technology industry. Our products and services are designed to address a wide range of customers' business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and solutions that simplify and secure customers' infrastructures and offer integrated services. Our products and services help customers build their own network infrastructures that support tools and applications that allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. Our product offerings fall into several categories: our core technologies, routing and switching; advanced technologies; and other products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services. Our customer base spans virtually all types of public and private agencies and businesses, comprising large enterprise companies, service providers, commercial customers, and consumers.

In fiscal 2007, we achieved record financial results. Our results for fiscal 2007 reflected increases in net sales, net income, and net income per diluted share from fiscal 2006, as we have continued to achieve balance in year-over-year revenue growth from our four largest geographic theaters, our customer markets, and our product families. We believe this balance is attributable in part to the successful implementation of our strategy. Net income and net income per diluted share both increased by 31% in fiscal 2007 compared with fiscal 2006.

The results for fiscal 2007 include the full fiscal year results of our acquisition of Scientific-Atlanta, while the results for fiscal 2006 only reflect Scientific-Atlanta's contribution subsequent to the February 2006 acquisition date. With the acquisition of Scientific-Atlanta, we have enhanced our video capabilities to help enable the convergence of data, voice and video technologies. In addition, we seek to form and strengthen strategic business relationships with key service provider customers, and to reach a broad range of consumers with our enhanced product line as a result of the acquisition. We believe that video applications, including our unified communications and TelePresence products, have the potential to accelerate the growth of bandwidth demands and to increase loads on networks, which may require upgrades to existing networks.

Revenue

Net sales increased by 23% in fiscal 2007 compared with fiscal 2006. Revenue increased in our four largest geographic theaters in fiscal 2007 compared with fiscal 2006, primarily in the service provider, commercial, and enterprise markets. The increase in our revenue also reflects good balance across our product lines. The largest proportion of the increase in net product sales was related to higher sales of advanced technologies. Sales of our advanced technologies, which represented a larger proportion of our net product sales than routing, increased by approximately 44% over fiscal 2006 due to the additional contribution of Scientific-Atlanta, and also due to strength in sales of our unified communications, security, wireless, and storage products. The increase in our sales of advanced technologies reflects our balanced product portfolio and our efforts to constantly evolve into new markets and product adjacencies.

In fiscal 2007, we also experienced strength in routing, led primarily by our high-end routers, and in switching, led by our fixed-configuration and modular switches. We also have been focused on expanding our service model. In fiscal 2007, our net service revenue increased by approximately 20% compared with fiscal 2006. Our service and support strategy seeks to capitalize on increased globalization, and we believe this strategy, along with our architectural approach, has the potential to further differentiate us from competitors.

Operating Margin

In fiscal 2007, our gross margin increased in absolute dollars compared with fiscal 2006. However, our gross margin percentage decreased compared with fiscal 2006 primarily due to increased net sales from Scientific-Atlanta, whose business model has a lower gross margin percentage than other Cisco products. In addition, the decrease in our gross margin percentage was also due to higher sales discounts, rebates and product pricing partially offset by higher shipment volume and lower manufacturing costs. Operating expenses in fiscal 2007 increased in absolute dollars compared with fiscal 2006, primarily due to increased investments in headcount, but decreased as a percentage of revenue.

Other Financial Highlights

During fiscal 2007, we generated cash flows from operations of $10.1 billion. Our cash and cash equivalents, and investments were $22.3 billion at the end of fiscal 2007, compared with $17.8 billion at the end of fiscal 2006. We repurchased 297 million shares of our common stock during fiscal 2007 for $7.8 billion, and we used $3.3 billion for acquisitions, net of cash, cash equivalents, and investments acquired. Days sales outstanding in accounts receivable (DSO) at the end of both fiscal 2007 and 2006 was 38 days. Our inventory balance was $1.3 billion at the end of fiscal 2007, compared with $1.4 billion at the end of fiscal 2006. Annualized inventory turns were 10.3 in the fourth quarter of fiscal 2007 as compared with 8.5 in the fourth quarter of fiscal 2006. Our purchase commitments with contract manufacturers and suppliers were $2.6 billion at the end of fiscal 2007, compared with $2.0 billion at the end of fiscal 2006.

Focus Areas

We have continued to focus particular attention on the commercial market; additional sales coverage; growing and expanding our advanced technologies; evolving our support model; and expanding our presence in the Emerging Markets theater. We have also continued to focus on developing a new wave of technologies, which we refer to as emerging technologies, including such products as digital media, TelePresence, and physical security, among others. In addition to these areas, we expect to continue to focus on next-generation service provider network build-outs, strengthening our product offerings in the consumer market, and providing more comprehensive solutions to our customers as they employ Internet solutions.

We believe our growth was attributable to the continued deployment by customers of our end-to-end architecture and the convergence of data, voice, video and mobility into IP networks, together with our differentiated strategy and execution. In addition, our balance across product areas, customer markets and geographic segments contributed to our growth and strong financial position.

The investments we have made and our architectural approach are based on the belief that collaboration and "Web 2.0," the technologies that enable user collaboration, including such technologies as unified communications and TelePresence, and the increased use of the network as the platform for all forms of communications and information technology will create new market opportunities for us. As part of the second major phase of the Internet, we believe the industry is evolving as both personal and business process collaboration and Web 2.0 help to increase innovation and productivity.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Our products are generally integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, or in hosting arrangements, we apply the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Our total deferred revenue for products was $2.2 billion and $1.6 billion as of July 28, 2007 and July 29, 2006, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our total deferred revenue for services was $4.8 billion and $4.1 billion as of July 28, 2007 and July 29, 2006, respectively.

We make sales to distributors and retail partners and recognize revenue based on a sell-through method using information provided by them. Our distributors and retail partners participate in various cooperative marketing and other programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by our distributors and retail partners for these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $4.0 billion and $3.3 billion as of July 28, 2007 and July 29, 2006, respectively. The allowance for doubtful accounts was $166 million, or 4.0% of the gross accounts receivable balance, as of July 28, 2007, and $175 million, or 5.0% of the gross accounts receivable balance, as of July 29, 2006. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

Our provision for doubtful accounts was $6 million and $24 million for fiscal 2007 and 2006, respectively. We had no provision for doubtful accounts in fiscal 2005. If a major customer's creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 28, 2007 and July 29, 2006 was $74 million and $80 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Our inventory balance was $1.3 billion and $1.4 billion as of July 28, 2007 and July 29, 2006, respectively. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write downs are measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

In addition, we record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 28, 2007, the liability for these purchase commitments was $168 million, compared with $148 million as of July 29, 2006, and was included in other accrued liabilities. In the third quarter of fiscal 2006, we began the initial implementation of the lean manufacturing model. Lean manufacturing is an industry-standard model that seeks to drive efficiency and flexibility in manufacturing processes and in the broader supply chain. We fully implemented the lean manufacturing model in the fourth quarter of fiscal 2007.

Our total provision for inventory was $214 million, $162 million, and $221 million for fiscal 2007, 2006, and 2005, respectively. The amount recorded to cost of sales related to the liability for purchase commitments with contract manufacturers and suppliers was $34 million, $61 million, and $12 million in fiscal 2007, 2006, and 2005, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write downs and our liability for purchase commitments with contract manufacturers and suppliers, and our gross margin could be adversely affected. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence.

Warranty Costs

The liability for product warranties, included in other accrued liabilities, was $340 million as of July 28, 2007, compared with $309 million as of July 29, 2006. See Note 8 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued for fiscal 2007, 2006, and 2005 was $510 million, $444 million, and $449 million, respectively. The increase in the provision for product warranties was due to higher warranty claims related to higher shipment volume of our products. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected.

Share-Based Compensation Expense

On July 31, 2005, we adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchase rights"), based on estimated fair values. Share-based compensation expense recognized under SFAS 123(R) was as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Employee share-based compensation expense	$931	$ 1,050	$ —
Share-based compensation expense related to acquisitions and investments	34	87	154
Total	$965	$ 1,137	$ 154

Upon adoption of SFAS 123(R), we began estimating the value of employee stock options on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model. See Note 10 to the Consolidated Financial Statements for additional information. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness. The weighted-average assumptions, using the lattice-binomial model and the weighted-average estimated value of employee stock options are summarized as follows:

Years Ended	July 28, 2007	July 29, 2006
Weighted-average assumptions:		
Expected volatility	26.0%	23.7%
Risk-free interest rate	4.6%	4.3%
Expected dividend	0.0%	0.0%
Kurtosis	4.5	4.3
Skewness	(0.79)	(0.62)
Weighted-average estimated value	$ 7.11	$ 5.15

We used the implied volatility for two-year traded options on our stock as the expected volatility assumption required in the lattice-binomial model consistent with SFAS 123(R) and SAB 107. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and also upon our assessment that implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors that are based on our stock price return history as well as consideration of various academic analyses. Because share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for forfeitures. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

Investment Impairments

Our publicly traded equity securities are reflected in the Consolidated Balance Sheets at a fair value of $1.2 billion as of July 28, 2007, compared with $712 million as of July 29, 2006. See Note 6 to the Consolidated Financial Statements. We recognize an impairment charge when the declines in the fair values of our publicly traded equity securities below their cost basis are judged to be other-than-temporary. The ultimate value realized on these equity securities, to the extent unhedged, is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. There were no impairment charges on investments in publicly held companies in fiscal 2007 or fiscal 2006 and the amount of impairment charges in fiscal 2005 was not material.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 28, 2007, our investments in privately held companies were $643 million, compared with $574 million as of July 29, 2006, and were included in other assets. See Note 4 to the Consolidated Financial Statements. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $22 million, $15 million, and $39 million during fiscal 2007, 2006, and 2005, respectively.

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 28, 2007 and July 29, 2006 was $12.1 billion and $9.2 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill in fiscal 2007, 2006, or 2005.

Income Taxes

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our effective tax rates differ from the statutory rate primarily due to the tax impact of foreign operations, R&D tax credits, state taxes, and tax audit settlements. The effective tax rate was 22.5%, 26.9%, and 28.6% in fiscal 2007, 2006, and 2005, respectively.

Our provision for income taxes is subject to volatility and could be adversely affected by earnings being lower than anticipated in countries which have lower tax rates and higher than anticipated in countries which have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by transfer pricing adjustments including the post-acquisition integration of purchased intangible assets from certain acquisitions into our intercompany R&D cost sharing arrangement; by tax effects of share-based compensation; by costs related to intercompany restructurings; or by changes in tax laws, regulations, accounting principles, including accounting for uncertain tax positions, or interpretations thereof. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions, particularly in the United States. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

Financial Data for Fiscal 2007, 2006, and 2005

Net Sales

The following table presents the breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent
Net sales:								
Product	$29,462	$23,917	$5,545	23.2%	$23,917	$20,853	$3,064	14.7%
Percentage of net sales	*84.4%*	*84.0%*			*84.0%*	*84.1%*		
Service	5,460	4,567	893	19.6%	4,567	3,948	619	15.7%
Percentage of net sales	*15.6%*	*16.0%*			*16.0%*	*15.9%*		
Total	$34,922	$28,484	$6,438	22.6%	$28,484	$24,801	$3,683	14.9%

Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent
Net sales:								
United States and Canada	$19,294	$15,785	$3,509	22.2%	$15,785	$13,298	$2,487	18.7%
Percentage of net sales	*55.2%*	*55.4%*			*55.4%*	*53.6%*		
European Markets	7,335	6,079	1,256	20.7%	6,079	5,692	387	6.8%
Percentage of net sales	*21.0%*	*21.4%*			*21.4%*	*23.0%*		
Emerging Markets	3,447	2,476	971	39.2%	2,476	1,805	671	37.2%
Percentage of net sales	*9.9%*	*8.7%*			*8.7%*	*7.3%*		
Asia Pacific	3,551	2,853	698	24.5%	2,853	2,486	367	14.8%
Percentage of net sales	*10.2%*	*10.0%*			*10.0%*	*10.0%*		
Japan	1,295	1,291	4	0.3%	1,291	1,520	(229)	(15.1)%
Percentage of net sales	*3.7%*	*4.5%*			*4.5%*	*6.1%*		
Total	$34,922	$28,484	$6,438	22.6%	$28,484	$24,801	$3,683	14.9%

Net Product Sales

The following table presents the breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent
Net product sales:								
United States and Canada	**$15,493**	$12,601	$2,892	23.0%	$12,601	$10,511	$2,090	19.9%
Percentage of net product sales	***52.5%***	*52.7%*			*52.7%*	*50.4%*		
European Markets	**6,506**	5,339	1,167	21.9%	5,339	5,050	289	5.7%
Percentage of net product sales	***22.1%***	*22.3%*			*22.3%*	*24.2%*		
Emerging Markets	**3,151**	2,296	855	37.2%	2,296	1,665	631	37.9%
Percentage of net product sales	***10.7%***	*9.6%*			*9.6%*	*8.0%*		
Asia Pacific	**3,169**	2,550	619	24.3%	2,550	2,243	307	13.7%
Percentage of net product sales	***10.8%***	*10.7%*			*10.7%*	*10.8%*		
Japan	**1,143**	1,131	12	1.1%	1,131	1,384	(253)	(18.3)%
Percentage of net product sales	***3.9%***	*4.7%*			*4.7%*	*6.6%*		
Total	**$29,462**	$23,917	$5,545	23.2%	$23,917	$20,853	$3,064	14.7%

The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent
Net product sales:								
Routers	**$ 6,920**	$ 6,005	$ 915	15.2%	$ 6,005	$ 5,498	$ 507	9.2%
Percentage of net product sales	***23.5%***	*25.1%*			*25.1%*	*26.4%*		
Switches	**12,473**	10,833	1,640	15.1%	10,833	9,950	883	8.9%
Percentage of net product sales	***42.3%***	*45.3%*			*45.3%*	*47.7%*		
Advanced technologies	**8,075**	5,609	2,466	44.0%	5,609	4,021	1,588	39.5%
Percentage of net product sales	***27.4%***	*23.5%*			*23.5%*	*19.3%*		
Other	**1,994**	1,470	524	35.6%	1,470	1,384	86	6.2%
Percentage of net product sales	***6.8%***	*6.1%*			*6.1%*	*6.6%*		
Total	**$29,462**	$23,917	$5,545	23.2%	$23,917	$20,853	$3,064	14.7%

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	July 28, 2007	July 29, 2006	July 30, 2005	July 28, 2007	July 29, 2006	July 30, 2005
Gross margin:						
Product	**$18,914**	$15,803	$14,095	**64.2%**	66.1%	67.6%
Service	**3,422**	2,944	2,576	**62.7%**	64.5%	65.2%
Total	**$22,336**	$18,747	$16,671	**64.0%**	65.8%	67.2%

The following table presents the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE		
Years Ended	July 28, 2007	July 29, 2006	July 30, 2005	July 28, 2007	July 29, 2006	July 30, 2005
Gross margin:						
United States and Canada	**$12,414**	$10,441	$ 8,784	**64.3%**	66.1%	66.1%
European Markets	**4,813**	4,080	3,916	**65.6%**	67.1%	68.8%
Emerging Markets	**2,220**	1,687	1,267	**64.4%**	68.1%	70.2%
Asia Pacific	**2,281**	1,870	1,671	**64.2%**	65.5%	67.2%
Japan	**907**	917	1,033	**70.0%**	71.0%	68.0%
Theater total	**22,635**	18,995	16,671	**64.8%**	66.7%	67.2%
Unallocated corporate items[1]	**(299)**	(248)	—			
Total	**$22,336**	$18,747	$16,671	**64.0%**	65.8%	67.2%

(1) The unallocated corporate items for fiscal 2007 and 2006 primarily include the effects of amortization of purchased intangible assets and employee share-based compensation expense. During fiscal 2007, we did not allocate these items to the gross margin for each theater because management does not use the information to measure the performance of the operating segments. We have recast fiscal 2006 to conform to the current year's presentation. There was no amortization of purchased intangible assets recorded to cost of sales in fiscal 2005. In addition, there was no employee share-based compensation expense in fiscal 2005 because we did not adopt the recognition provisions of SFAS 123.

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (R&D), sales and marketing, and general and administrative (G&A) expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	Variance in Percent	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent
Research and development	**$ 4,499**	$ 4,067	$ 432	10.6%	$ 4,067	$3,322	$ 745	22.4%
Percentage of net sales	***12.9%***	*14.3%*			*14.3%*	*13.4%*		
Sales and marketing	**7,215**	6,031	1,184	19.6%	6,031	4,721	1,310	27.7%
Percentage of net sales	***20.7%***	*21.2%*			*21.2%*	*19.0%*		
General and administrative	**1,513**	1,169	344	29.4%	1,169	959	210	21.9%
Percentage of net sales	***4.3%***	*4.1%*			*4.1%*	*3.9%*		
Total	**$13,227**	$11,267	$ 1,960	17.4%	$11,267	$9,002	$2,265	25.2%
Percentage of net sales	***37.9%***	*39.6%*			*39.6%*	*36.3%*		

Interest and Other Income, Net

The following table presents the breakdown of interest and other income, net (in millions):

Years Ended	July 28, 2007	July 29, 2006	Variance in Dollars	July 29, 2006	July 30, 2005	Variance in Dollars
Interest income, net	**$ 715**	$ 607	$ 108	$ 607	$ 552	$ 55
Other income, net	**125**	30	95	30	68	(38)
Total	**$ 840**	$ 637	$ 203	$ 637	$ 620	$ 17

Discussion of Fiscal 2007 and 2006

The following discussion of fiscal 2007 compared with fiscal 2006 should be read in conjunction with the section of this report entitled "Financial Data for Fiscal 2007, 2006, and 2005."

Net Sales

The increase in net product sales primarily occurred across our four largest geographic theaters as we experienced increased information technology-related capital spending by our customers in our service provider, enterprise, and commercial markets. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced. The United States and Canada and Emerging Markets theaters contributed 69.6% of the total increase to net sales. The largest proportion of the increase in net product sales was related to higher sales of advanced technologies, which contributed 44.5% of the total increase, and higher sales of switches, which contributed 29.6% of the total increase.

On February 24, 2006, we completed the acquisition of Scientific-Atlanta, a provider of set-top boxes, end-to-end video distribution networks, and video integration systems. Scientific-Atlanta's net sales reflect the contribution of Scientific-Atlanta for the full fiscal year 2007, compared with net sales for fiscal 2006 which only included net sales subsequent to the February 2006 acquisition date, as summarized in the following table (in millions):

Years Ended	July 28, 2007	July 29, 2006
Scientific-Atlanta:		
United States and Canada	**$2,035**	$756
European Markets	**353**	90
Emerging Markets	**168**	65
Asia Pacific	**71**	25
Japan	**9**	3
Total product sales	**2,636**	939
Service	**130**	50
Total	**$2,766**	$989

Net Product Sales by Theater

United States and Canada The increase in net product sales in the United States and Canada theater during fiscal 2007 compared with fiscal 2006 was due to an increase in net product sales in the service provider market, growth in the commercial and enterprise markets, and the additional contribution of Scientific-Atlanta. The service provider market experienced balanced growth across our wireline, wireless, and cable operations. The commercial market experienced growth across all of the U.S. regional operations. During fiscal 2007, the growth rate for the enterprise market fluctuated throughout the year and was slower overall than the service provider and commercial markets, but experienced strong growth during the fourth quarter of fiscal 2007 with good balance across all geographic areas. Sales to the U.S. federal government also increased compared with fiscal 2006.

European Markets The increase in net product sales in the European Markets theater during fiscal 2007 compared with fiscal 2006 was due to balanced growth in net product sales across all of our customer markets and most of our geographic areas, led by the enterprise and commercial markets. During fiscal 2007, net product sales in the United Kingdom, Germany, and France increased from fiscal 2006.

Emerging Markets The increase in net product sales in the Emerging Markets theater represented the largest percentage increase of any theater in fiscal 2007 compared with fiscal 2006. The increase was primarily as a result of continued network deployment by service providers and growth in the enterprise and commercial markets as customers continue to adopt our architectural platform, led by strength in the Middle East and Africa, Russia and the Commonwealth of Independent States (CIS), and Eastern Europe.

Asia Pacific The increase in net product sales in the Asia Pacific theater during fiscal 2007 was attributable to growth in the enterprise, commercial, and service provider markets, with China, India, and Australia experiencing strong growth during fiscal 2007.

Japan Net product sales in the Japan theater, which represented approximately 4% of net product sales, increased slightly in fiscal 2007 compared with fiscal 2006.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2007 compared with fiscal 2006 was primarily due to higher sales of our high-end routers, with strength in our Cisco CRS-1 Carrier Routing System, Cisco 7600 Series, and Cisco 12000 Series products. Sales of our high-end routers, which represent a larger proportion of our total router sales compared with midrange and low-end routers, increased by approximately $855 million in fiscal 2007 compared with fiscal 2006. Our high-end router sales are primarily to service providers, which tend to make larger and more uneven purchases. We believe that the increase in high-end router sales is attributable to service providers continuing to scale network capacity to accommodate actual and projected increases in data, voice and video traffic. During fiscal 2007, our sales of our integrated services routers (ISRs), which are included in the midrange and low-end routers, also increased and contributed to growth in sales of our advanced technologies products, such as security, unified communications, and wireless.

Switches The increase in net product sales related to switches in fiscal 2007 was primarily due to higher sales of local-area network (LAN) fixed-configuration switches, which increased during fiscal 2007 by approximately $1.1 billion compared with fiscal 2006. Sales of LAN modular switches also increased during fiscal 2007 compared with fiscal 2006. The increase in sales of LAN switches was a result of the continued adoption by our customers of new technologies, including Gigabit Ethernet, 10 Gigabit Ethernet, and Power over Ethernet. This has resulted in higher sales of fixed-configuration switches, including the Cisco Catalyst 3750 Series, the Cisco Catalyst 2960 Series, the Cisco Catalyst 3560 Series, and our high-end modular switches, the Cisco Catalyst 6500 Series, as new technologies are deployed throughout our customers' networks from the data center to the wiring closet. Additionally, growth in advanced technologies such as unified communications and wireless LANs creates demand for LAN fixed-configuration and modular switching infrastructure as additional endpoints are added to the network.

Advanced Technologies The increase in net product sales related to advanced technologies in fiscal 2007 compared with fiscal 2006 was primarily due to the following:

- Video systems, which include solutions and systems designed to enable video-specific delivery systems for service providers, increased by approximately $1.2 billion during fiscal 2007. The increases were attributable to several factors, including Scientific-Atlanta product sales being included in fiscal 2006 only subsequent to its acquisition in February 2006 compared with a full year in fiscal 2007; an increase in the demand for high-definition (HD) set-top boxes; network upgrades; international expansion; and the new Federal Communications Commission (FCC) requirements effective July 1, 2007, which required separable security for set-top boxes sold in the United States. We believe that the new FCC requirements had a positive impact on our sales of video systems in fiscal 2007 which will not recur in fiscal 2008; however, we are not able to quantify the effect of the new requirements on the increase in sales compared with fiscal 2006.
- Unified communications sales increased by approximately $390 million during fiscal 2007, primarily due to sales of IP phones and associated software as our customers continued to transition from an analog-based to an IP-based infrastructure, and also the addition of sales from the acquisition of WebEx Communications, Inc. ("WebEx").
- Home networking product sales increased by approximately $240 million during fiscal 2007. Scientific-Atlanta products composed the majority of the increase in home networking product sales during fiscal 2007.
- Sales of security products increased by approximately $240 million during fiscal 2007, primarily due to module and line card sales related to our routers and LAN modular switches as customers continued to emphasize network security, and also due to sales of our next-generation adaptive security appliance product, which integrates multiple technologies including virtual private network (VPN), firewall, and intrusion prevention services on one platform.
- Sales of wireless LAN products increased by approximately $190 million during fiscal 2007 primarily due to new customers, continued deployments with existing customers, and their adoption of our unified architecture platform.
- Other sales of advanced technologies relating to sales of storage area networking products increased by approximately $110 million during fiscal 2007 and application networking services increased by approximately $85 million during fiscal 2007.

Other Product Revenue The increase in other product revenue during fiscal 2007 compared with fiscal 2006 was primarily due to an increase in sales of optical networking products, sales of IP-based communications solutions to service providers and the additional contribution from Scientific-Atlanta. Our sales of optical networking products were previously included in our advanced technologies product category and prior year amounts have been reclassified to conform to the current year's presentation. Other product revenue also includes sales of emerging technology products.

Factors That May Impact Net Product Sales Net product sales may continue to be affected by changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. In addition, sales to the service provider market have been characterized by larger and more uneven purchases, especially relating to our router sales and sales of certain advanced technologies. In addition, service provider customers typically have longer implementation cycles, require a broader range of services, including network design services, and often have acceptance provisions that can lead to a delay in revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results.

Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, price and product competition in the communications and information technology industry, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers' ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages, including those caused by any possible disruption related to our implementation of the lean manufacturing model, result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter. For additional factors that may impact net product sales, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K.

Our distributors and retail partners participate in various cooperative marketing and other programs. In addition, increasing sales to our distributors and retail partners generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue for sales to our distributors and retail partners based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

Net Service Revenue

The increase in net service revenue during fiscal 2007 compared with fiscal 2006 was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced, and increased revenue from advanced services, which relates to consulting support services for specific networking needs. The increase in advanced services revenue during fiscal 2007 compared with fiscal 2006 was attributable primarily to our revenue growth in the service provider market, the Emerging Markets theater, and advanced technologies products.

Gross Margin

Gross margin increased in absolute dollars but gross margin percentage decreased during fiscal 2007 compared with fiscal 2006 primarily due to higher net product sales from Scientific-Atlanta and also due to the factors described under "Product Gross Margin" below. The decrease in service gross margin also contributed to the lower gross margin percentage. The gross margin for each theater is derived from information from our internal management system. The gross margin percentage for a particular theater may fluctuate and period-to-period changes in such margin percentages may not be indicative of a trend for that theater.

Product Gross Margin

The decrease in product gross margin percentage during fiscal 2007 compared with fiscal 2006 was due to the following factors:

- Changes in the mix of products sold decreased product gross margin percentage by 1.9%, with 1.7% of this decrease related to the mix impact of higher net product sales from Scientific-Atlanta.
- Sales discounts, rebates, and product pricing decreased product gross margin percentage by 1.7%.
- Lower overall manufacturing costs related to lower component costs, value engineering and other manufacturing-related costs increased product gross margin percentage by 0.9%. Value engineering is the process by which production costs are reduced through component redesign, board configuration, test processes, and transformation processes.
- Higher shipment volume, net of certain variable costs, increased product gross margin percentage by 0.9%.
- Net effects of amortization of purchased intangible assets and share-based compensation expense decreased gross margin percentage by 0.1%.

Product gross margin may continue to be adversely affected in the future by: changes in the mix of products sold, including further periods of increased growth of some of our lower-margin products; introduction of new products, including products with price-performance advantages; our ability to reduce production costs; entry into new markets, including markets with different pricing structures and cost structures, as a result of internal development or through acquisitions; changes in distribution channels; price competition, including competitors from Asia and especially China; changes in geographic mix; sales discounts; increases in material or labor costs; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; impact of value engineering; inventory holding charges; and how well we execute on our strategy and operating plans.

Service Gross Margin

Our service gross margin percentage for fiscal 2007 decreased from fiscal 2006, primarily due to strategic investments in headcount as well as advanced services representing a higher proportion of service revenue. Additionally, we have continued to invest in building out our technical support and advanced services capabilities in the Emerging Markets theater.

Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the timing of our adding personnel and resources to support this business. Our service gross margin from technical support services is higher than the service gross margin from our advanced services and our revenue from advanced services may continue to increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers' networking devices, applications, and infrastructures.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D Expenses R&D expenses increased for fiscal 2007 compared with fiscal 2006 primarily due to higher headcount-related expenses reflecting our continued investment in R&D efforts for routers, switches, advanced technologies and other product technologies. Scientific-Atlanta contributed an additional $153 million of R&D expenses for fiscal 2007 compared with fiscal 2006. R&D expenses included employee share-based compensation expense which decreased by $57 million compared with fiscal 2006. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

Sales and Marketing Expenses Sales and marketing expenses for fiscal 2007 increased compared with fiscal 2006 primarily due to an increase in sales expenses of $998 million. Sales expenses increased primarily due to an increase in headcount-related expenses. Scientific-Atlanta contributed an additional $86 million of sales and marketing expenses for fiscal 2007 compared with fiscal 2006. Sales and marketing expenses for fiscal 2007 included employee share-based compensation expense which decreased by $35 million compared with fiscal 2006.

G&A Expenses G&A expenses for fiscal 2007 increased compared with fiscal 2006 primarily due to increased headcount-related expenses and approximately $65 million of real estate-related charges. Also, Scientific-Atlanta contributed an additional $54 million of G&A expenses for fiscal 2007 compared with fiscal 2006.

Headcount

Our headcount increased by 11,609 employees during fiscal 2007, reflecting the investment in R&D and sales described above and also reflecting increases in investments in our service business; our Juarez, Mexico manufacturing facility; and acquisitions. Approximately 3,300 of the new employees were attributable to acquisitions we completed in fiscal 2007. Our headcount is expected to increase, as we continue to invest in engineering and sales headcount. As a result, if we do not achieve the benefits anticipated from these investments, our operating results may be adversely affected.

Share-Based Compensation Expense

Employee share-based compensation expense under SFAS 123(R) was as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006
Cost of sales—product	$ 39	$ 50
Cost of sales—service	104	112
Employee share-based compensation expense in cost of sales	143	162
Research and development	289	346
Sales and marketing	392	427
General and administrative	107	115
Employee share-based compensation expense in operating expenses	788	888
Total employee share-based compensation expense[1]	$931	$1,050

(1) Share-based compensation expense related to acquisitions and investments of $34 million and $87 million for fiscal 2007 and 2006, respectively, is disclosed in Note 3 to the Consolidated Financial Statements and is not included in the above table.

Share-based compensation expense included compensation expense for share-based payment awards granted prior to, but not yet vested, as of July 30, 2005 based on the grant date fair value using the Black-Scholes model, and compensation expense for share-based payment awards granted subsequent to July 30, 2005 based on the grant date fair value using the lattice-binomial model. In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of share-based compensation to expense from the accelerated multiple-option approach to the straight-line single-option method. Compensation expense for all share-based payment awards granted on or prior to July 30, 2005 is recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to July 30, 2005 is recognized using the straight-line single-option method. The decrease in employee share-based compensation expense during fiscal 2007 compared with fiscal 2006 was consistent with the change in the attribution method upon the adoption of SFAS 123(R).

Amortization of Purchased Intangible Assets and In-Process Research and Development

The following table presents the amortization of purchased intangible assets and in-process R&D (in millions):

Years Ended	July 28, 2007	July 29, 2006
Amortization of purchased intangible assets included in operating expenses	$407	$ 393
In-process research and development	81	91
Total	$488	$ 484

The increase in the amortization of purchased intangible assets included in operating expenses in fiscal 2007 compared with fiscal 2006 was primarily due to the additional amortization of purchased intangible assets related to Scientific-Atlanta and WebEx, partially offset by an impairment charge of $69 million in fiscal 2006. For additional information regarding purchased intangibles, see Note 3 to the Consolidated Financial Statements.

Our methodology for allocating the purchase price, relating to purchase acquisitions, to in-process R&D is determined through established valuation techniques. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2007 and 2006 and the in-process R&D recorded for these acquisitions. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

The fair value of the existing purchased technology and patents, as well as the technology under development, is typically determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development lifecycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

For purchase acquisitions completed to date, the development of these technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2007 for which in-process R&D was recorded (in millions, except percentages):

	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
IronPort Systems, Inc.	$ 7	$ 2	27.0%
WebEx Communications, Inc.	66	13	16.0%
Other	8	7	29.0%
Total	$81	$22	

The key assumptions primarily consist of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections, assuming the products have entered the market; and discount rates based on the risks associated with the development lifecycle of the in-process technology acquired. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and may result in impairment charges. Actual results from the purchase acquisitions to date did not have a material adverse impact on our business and operating results.

Interest Income, Net

The components of interest income, net, are as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006
Interest income	$ 1,092	$ 755
Interest expense	(377)	(148)
Total	$ 715	$ 607

The increase in interest income during fiscal 2007 compared with fiscal 2006 was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed income securities, and higher average balances. The increase in interest expense was due to fiscal 2007 having a full year of interest expense on the $6.5 billion in senior unsecured notes compared with fiscal 2006, which only included interest expense subsequent to the issuance date in February 2006. Interest expense includes the effect of $6.0 billion of interest rate swaps which effectively convert fixed-rate interest expense to floating-rate interest expense based on the London Interbank Offered Rate ("LIBOR").

Other Income, Net

The components of other income, net, are as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006
Net gains on investments in fixed income and publicly traded equity securities	$ 250	$ 53
Net (losses) gains on investments in privately held companies	(18)	86
Impairment charges on investments in privately held companies	(22)	(15)
Net gains and impairment charges on investments	210	124
Other	(85)	(94)
Total	$ 125	$ 30

The other expenses for fiscal 2007 and 2006 consisted primarily of contributions of publicly traded equity securities and products to charitable organizations.

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 22.5% for fiscal 2007, compared with an effective tax rate of 26.9% for fiscal 2006. The 4.4% decrease in the effective tax rate for fiscal 2007, as compared with fiscal 2006, was primarily attributable to the tax impact of foreign operations and the reinstatement of the U.S. federal R&D tax credit partially offset by a favorable foreign tax audit settlement which occurred in fiscal 2006.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for income taxes, see Note 11 to the Consolidated Financial Statements.

Discussion of Fiscal 2006 and 2005

The following discussion of fiscal 2006 compared with fiscal 2005 should be read in conjunction with the section of this report entitled "Financial Data for Fiscal 2007, 2006, and 2005."

Net Sales

The increase in net product sales can be attributed to the continued gradual recovery in the global economic environment coupled with increased IT-related capital spending in our enterprise, service provider, commercial, and consumer markets, and the acquisition of Scientific-Atlanta. Net sales for fiscal 2006 include Scientific-Atlanta's contribution for the five-month period subsequent to the acquisition date of $989 million, which consisted of $939 million in net product sales and $50 million in net service revenue. The increase in net product sales occurred across our four largest geographic theaters, with the United States and Canada and Emerging Markets theaters contributing 88.8% of the total increase. The majority of the increase in net product sales was related to higher sales of advanced technologies, which contributed 51.8% of the total increase, and higher sales of switches, which contributed 28.8% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced.

Net Product Sales by Theater

The increase in net product sales in the United States and Canada theater was due to an increase in net product sales in all of our customer markets, led by strength in the enterprise, service provider and commercial markets, and the acquisition of Scientific-Atlanta, which contributed approximately $755 million of net product sales in this theater during fiscal 2006. However, sales to the U.S. federal government grew at a slower rate as compared with fiscal 2005. The increase in net product sales in the European Markets theater was due to improvement in net product sales in Germany and France and the addition of the net product revenue from Scientific-Atlanta of approximately $90 million during fiscal 2006. Net product sales in the Emerging Markets theater increased primarily as a result of continued product deployment by service providers and growth in the enterprise and commercial markets. Net product sales relating to Scientific-Atlanta included in the Emerging Markets theater were approximately $65 million during fiscal 2006. The increase in net product sales in Asia Pacific occurred primarily as a result of continued infrastructure build outs, broadband acceleration, investments by telecommunications carriers in our Asia Pacific theater, especially in China and India, and growth in the enterprise and commercial markets. Net product sales relating to Scientific-Atlanta included in the Asia Pacific theater were approximately $25 million during fiscal 2006. Net product sales in the Japan theater declined during fiscal 2006, as we faced economic and other challenges, as well as cautious spending from service providers.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2006 was due to higher sales of all of our router categories. Our sales of high-end routers, which represent a larger proportion of our total router sales compared with midrange and low-end routers, increased by approximately $350 million over the prior fiscal year. High-end router sales for fiscal 2006 included approximately $200 million of net product sales related to products that were previously classified within switches and other product revenue categories during fiscal 2005. During fiscal 2006, sales of our midrange and low-end routers also increased. In fiscal 2005, we introduced the integrated services router. Sales of integrated services routers represented approximately 45% of our total revenue from midrange and low-end routers in fiscal 2006 as compared with approximately 20% of our total revenue from midrange and low-end routers in fiscal 2005.

Switches The increase in net product sales related to switches in fiscal 2006 was due to sales of LAN fixed switches and LAN modular switches. The increase in sales of LAN switches was a result of the continued adoption of new technologies, including Gigabit Ethernet and Power over Ethernet, by our customers. This resulted in higher sales of our high-end modular switches, the Catalyst 6500 Series, and fixed switches, including the Cisco Catalyst 3560 Series and the Cisco Catalyst 3750 Series, as new technologies were deployed throughout the customers' networks from the core to the wiring closet. For fiscal 2006, approximately $150 million of net product sales previously classified within switches for fiscal 2005 was included in high-end router sales.

Advanced Technologies Scientific-Atlanta contributed net product sales related to advanced technologies of approximately $810 million during fiscal 2006, which increased sales of advanced technologies by approximately 20%. Unified communications sales increased by approximately $350 million from fiscal 2005 primarily due to sales of IP phones and associated software as our customers transitioned from an analog-based to an IP-based infrastructure. Sales of security products increased by approximately $105 million during fiscal 2006 primarily due to module and line card sales related to our routers and LAN modular switches as customers continued to emphasize network security. Sales of storage area networking products increased by approximately $115 million during fiscal 2006, and wireless LAN product sales increased by approximately $135 million during fiscal 2006. Storage area networking and wireless LAN product sales increased primarily due to new customers and continued deployments with existing customers. Home networking product sales increased by approximately $180 million during fiscal 2006, primarily due to the acquisition of Scientific-Atlanta which contributed approximately $115 million of home networking product sales during fiscal 2006, and the growth of our wireless and wired router businesses. Sales of video systems products of approximately $695 million in fiscal 2006 were related to Scientific-Atlanta. Application networking services and hosted small-business systems, which were identified as advanced technologies in the second quarter of fiscal 2006, did not represent a significant amount of revenue for fiscal 2006.

Other Product Revenue The increase in other product revenue was due to sales of our cable and IP communications solutions to service providers, and the contribution of net product sales related to Scientific-Atlanta. We experienced weakness in optical networking sales during fiscal 2006, with product sales increasing by approximately $5 million compared to fiscal 2005; approximately $65 million of these sales during fiscal 2006 related to Scientific-Atlanta. Net product sales for mobile wireless products previously classified in this category in fiscal 2005 were included in high-end router sales in fiscal 2006.

Net Service Revenue

The increase in net service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced, and revenue from advanced services, which relates to consulting support services for our technologies for specific networking needs.

Gross Margin

The decrease in the gross margin percentage compared with fiscal 2005 was primarily related to the acquisition of Scientific-Atlanta. Other factors contributing to the decrease in gross margin percentage were the sales mix of certain switching and routing products, and the effect of employee share-based compensation expense under SFAS 123(R). These factors were partially offset by lower manufacturing costs related to lower component costs and value engineering, and other manufacturing-related costs and higher volume.

Product Gross Margin

Product gross margin for fiscal 2006 included the effect of employee share-based compensation expense under SFAS 123(R), amortization of purchased intangible assets, and inventory adjustments related to purchase accounting, which collectively reduced product gross margin percentage by approximately 0.5%. The remaining decrease in product gross margin percentage was due to the following factors. Changes in the mix of products sold decreased product gross margin percentage by approximately 2.5%, with 1.5% of this decrease being related to the inclusion of net product sales from Scientific-Atlanta and the remainder being due to sales of certain switching and routing products. Sales discounts, rebates, and product pricing decreased product gross margin percentage by approximately 1%. Lower overall manufacturing costs related to lower component costs and value engineering and other manufacturing-related costs increased product gross margin percentage by approximately 1%. Higher shipment volume also increased product gross margin percentage by approximately 1.5%.

Service Gross Margin

Service gross margin for fiscal 2006 included the effect of employee share-based compensation expense under SFAS 123(R), which reduced service gross margin percentage by approximately 2.5% compared with fiscal 2005. Our service gross margin benefited from higher revenue on a relatively stable cost base.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses increased for fiscal 2006 compared with fiscal 2005 primarily due to higher headcount-related expenses reflecting our continued investment in R&D efforts in routers, switches, advanced technologies and other product technologies; the effect of employee share-based compensation expense under SFAS 123(R); and the acquisition of Scientific-Atlanta. R&D expenses include $346 million of employee share-based compensation expense under SFAS 123(R), and Scientific-Atlanta contributed $90 million of additional R&D expenses. All of our R&D costs have been expensed as incurred.

Sales and marketing expenses for fiscal 2006 increased compared with fiscal 2005 primarily due to an increase in sales expenses of approximately $1.1 billion. Sales expenses increased primarily due to an increase in headcount-related expenses, an increase in sales program expenses, and the acquisition of Scientific-Atlanta, which added approximately $30 million of sales expenses. Sales expenses also include employee share-based compensation expense under SFAS 123(R) of $337 million during fiscal 2006. Marketing expenses include $90 million of employee share-based compensation expense under SFAS 123(R) during fiscal 2006. Scientific-Atlanta added approximately $20 million of marketing expenses.

G&A expenses for fiscal 2006 increased compared with fiscal 2005 primarily because of employee share-based compensation expense under SFAS 123(R), and the acquisition of Scientific-Atlanta. G&A expenses include $115 million of employee share-based compensation expense under SFAS 123(R). Scientific-Atlanta contributed approximately $40 million of G&A expenses.

Headcount

Our headcount increased by approximately 11,500 employees in fiscal 2006. Approximately 8,000 of the new employees were attributable to acquisitions we completed in fiscal 2006.

Share-Based Compensation Expense

On July 31, 2005, we adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchase rights based on estimated fair values. In fiscal 2006, employee share-based compensation expense was $1.0 billion and share-based compensation expense related to acquisitions and investments was $87 million. There was no share-based compensation expense recognized for fiscal 2005 other than as related to acquisitions and investments.

Amortization of Purchased Intangible Assets and In-Process Research and Development

Amortization of purchased intangible assets included in operating expenses was $393 million in fiscal 2006, compared with $227 million in fiscal 2005. The increase was related primarily to additional amortization from the Scientific-Atlanta acquisition and an impairment charge of $69 million from a write down of purchased intangible assets related to certain technology and customer relationships due to a reduction in expected future cash flows. For additional information regarding our purchased intangible assets, see Note 3 to the Consolidated Financial Statements.

We recorded in-process R&D of $91 million in fiscal 2006 in connection with the purchase acquisitions completed. The total estimated cost to complete the technology at the time of these acquisitions was $95 million and the risk-adjusted discount rates for the in-process R&D recorded in connection with the acquisitions completed in fiscal 2006 ranged from 17% to 22%. We recorded in-process R&D of $26 million in fiscal 2005 in connection with the purchase acquisitions completed. The total estimated cost to complete the technology at the time of these acquisitions was $11 million and the risk-adjusted discount rates for the in-process R&D recorded in connection with the acquisitions completed in fiscal 2005 ranged from 20% to 24%.

Interest Income, Net

The components of interest income, net, are as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005
Interest income	$ 755	$ 552
Interest expense	(148)	—
Total	$ 607	$ 552

The increase in interest income was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed-income securities. The interest expense was attributable to the issuance of $6.5 billion in senior unsecured notes, and included the effect of $6.0 billion of interest rate swaps.

Other Income, Net

The components of other income, net, are as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005
Net gains on investments in fixed income and publicly traded equity securities	$ 53	$ 88
Impairment charges on publicly traded equity securities	—	(5)
Net gains on investments in privately held companies	86	51
Impairment charges on investments in privately held companies	(15)	(39)
Net gains and impairment charges on investments	124	95
Other	(94)	(27)
Total	$ 30	$ 68

The other expenses of $94 million for fiscal 2006 consisted primarily of contributions of publicly traded equity securities and products to charitable organizations.

Provision for Income Taxes

The effective tax rate was 26.9% for fiscal 2006 and 28.6% for fiscal 2005. The effective tax rate differed from the statutory rate primarily due to acquisition-related costs, stock-based compensation expense, research and experimentation tax credits, state taxes, and the tax impact of foreign operations. In addition, the tax provision rate for fiscal 2006 included a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction. On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In fiscal 2006, we distributed cash from our foreign subsidiaries and reported an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in our fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable.

Recent Accounting Pronouncements

FIN 48 In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us in the first quarter of fiscal 2008. Based on a preliminary analysis, we estimate that the cumulative effect of applying this interpretation will be recorded as a $150 million to $250 million increase to retained earnings. The final analysis will be completed in the first quarter of fiscal 2008.

SAB 108 In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretative guidance on the process of quantifying financial statement misstatements and is effective for fiscal years ending after November 15, 2006. We applied the provisions of SAB 108 beginning in the first quarter of fiscal 2007 and there was no impact to the Consolidated Financial Statements.

SFAS 157 In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact that SFAS 157 may have on our results of operations and financial position.

SFAS 159 In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact that SFAS 159 may have on our results of operations and financial position.

Liquidity and Capital Resources

The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations, other commitments, and the stock repurchase program on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Investments The following table summarizes our cash and cash equivalents and investments (in millions):

	July 28, 2007	July 29, 2006	Increase (Decrease)
Cash and cash equivalents	**$ 3,728**	$ 3,297	$ 431
Fixed income securities	**17,297**	13,805	3,492
Publicly traded equity securities	**1,241**	712	529
Total	**$22,266**	$17,814	$4,452

The increase in cash and cash equivalents and investments was primarily a result of cash provided by operating activities of $10.1 billion; issuance of common stock of $5.3 billion related to employee stock option exercises and employee stock purchases; and excess tax benefits from share-based compensation of $918 million; partially offset by the repurchase of common stock of $7.7 billion; acquisition of businesses of $3.3 billion, net of cash, cash equivalents, and investments acquired; and capital expenditures of $1.3 billion.

As of July 28, 2007, approximately $4.8 billion of our cash and cash equivalents and investments was held in the United States. The remainder of our cash and cash equivalents and investments was held outside of the United States in various foreign subsidiaries. If these cash and cash equivalents and investments are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

On August 17, 2007, we entered into a credit agreement with certain institutional lenders which provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. The credit agreement requires that we maintain an interest coverage ratio as defined in the agreement. We may also, upon the agreement of either the then existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility up to a total of $5.0 billion, and/or extend the expiration date of the credit facility up to August 15, 2014. As of September 14, 2007, we had not borrowed any funds under the credit facility.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, the rate at which products are shipped during the quarter (which we refer to as shipment linearity), accounts receivable collections, inventory and supply chain management, excess tax benefits from share-based compensation, and the timing and amount of tax and other payments. For additional discussion, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions, except DSO):

	July 28, 2007	July 29, 2006	Increase (Decrease)
Accounts receivable, net	**$ 3,989**	$ 3,303	$ 686
DSO	**38**	38	—

Inventories and Purchase Commitments with Contract Manufacturers and Suppliers The following table summarizes our inventories and purchase commitments with contract manufacturers and suppliers (in millions, except annualized inventory turns):

	July 28, 2007	July 29, 2006	Increase (Decrease)
Inventories:			
Raw materials	**$ 173**	$ 131	$ 42
Work in process	**45**	377	(332)
Finished goods:			
Distributor inventory and deferred cost of sales	**544**	423	121
Manufactured finished goods	**314**	236	78
Total finished goods	**858**	659	199
Service-related spares	**211**	170	41
Demonstration systems	**35**	34	1
Total	**$ 1,322**	$ 1,371	$ (49)
Annualized inventory turns	**10.3**	8.5	1.8
Purchase commitments with contract manufacturers and suppliers	**$ 2,581**	$ 1,979	$ 602

In the third quarter of fiscal 2006, we began the initial implementation of the lean manufacturing model and achieved full implementation during the fourth quarter of fiscal 2007. As a result, our overall inventory levels decreased from fiscal 2006, with the decrease occurring in work in process inventories. Our finished goods consist of distributor inventory and deferred cost of sales and manufactured finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners and shipments to customers. Manufactured finished goods consist primarily of build-to-order and build-to-stock products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales.

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. In addition, we record a liability, included in other accrued liabilities, for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. The increase in purchase commitments is due to increased sales volume and the impact of our transition to the lean manufacturing model.

Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory and purchase commitments are appropriate for our revenue levels.

Long-Term Debt The following table summarizes our long-term debt (in millions):

	July 28, 2007	July 29, 2006	Increase (Decrease)
Senior notes:			
Floating-rate notes, due 2009	$ 500	$ 500	$ —
5.25% fixed-rate notes, due 2011	3,000	3,000	—
5.50% fixed-rate notes, due 2016	3,000	3,000	—
Total senior notes	6,500	6,500	—
Other notes	5	5	—
Unamortized discount	(16)	(18)	2
Fair value adjustment	(81)	(155)	74
Total	$6,408	$6,332	$ 76

In February 2006, we issued $500 million of senior floating interest rate notes due 2009 (the "2009 Notes"), $3.0 billion of 5.25% senior notes due 2011 (the "2011 Notes"), and $3.0 billion of 5.50% senior notes due 2016 (the "2016 Notes"), for an aggregate principal amount of $6.5 billion. The debt issuance was used to fund the acquisition of Scientific-Atlanta and for general corporate purposes. The 2011 Notes and the 2016 Notes are redeemable by us at any time, subject to a make-whole premium. To achieve our interest rate objectives, we entered into $6.0 billion notional amount of interest rate swaps. In effect, these swaps convert the fixed interest rates of the 2011 Notes and the 2016 Notes to floating interest rates based on LIBOR. Gains and losses in the fair value of the interest rate swaps offset changes in the fair value of the underlying debt. See Note 8 to the Consolidated Financial Statements. We were in compliance with all debt covenants as of July 28, 2007.

Deferred Revenue The following table presents the breakdown of deferred revenue (in millions):

	July 28, 2007	July 29, 2006	Increase (Decrease)
Service	$4,840	$4,088	$ 752
Product	2,197	1,561	636
Total	$7,037	$5,649	$1,388
Reported as:			
Current	$5,391	$4,408	$ 983
Noncurrent	1,646	1,241	405
Total	$7,037	$5,649	$1,388

The increase in deferred service revenue reflects an increase in the volume of technical support contract initiations and renewals partially offset by ongoing amortization of deferred service revenue. The increase in deferred product revenue was primarily related to shipments not having met revenue recognition criteria and other revenue deferrals.

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, excess tax benefits from share-based compensation, and the timing and amount of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

The following table summarizes our contractual obligations at July 28, 2007 (in millions):

		PAYMENTS DUE BY PERIOD			
July 28, 2007	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$ 1,603	$ 252	$ 384	$ 294	$ 673
Purchase commitments with contract manufacturers and suppliers	2,581	2,581	—	—	—
Purchase obligations	1,580	1,009	308	187	76
Long-term debt	6,505	—	503	3,002	3,000
Other long-term liabilities	171	22	42	22	85
Total	$12,440	$3,864	$1,237	$3,505	$3,834

Operating Leases We lease office space in several U.S. locations. Outside the United States, larger sites include Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year.

Purchase Commitments with Contract Manufacturers and Suppliers We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. The purchase commitments for inventory are expected to be fulfilled within one year.

In addition to the above, we record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our valuation of excess and obsolete inventory. As of July 28, 2007, the liability for these purchase commitments was $168 million. These amounts are included in other accrued liabilities at July 28, 2007 and are not included in the preceding table.

Purchase Obligations Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Other Long-Term Liabilities Our long-term liabilities consist of accrued liabilities for deferred compensation and defined benefit plans, the fair value of interest rate swaps, deferred tax liabilities, and other long-term liabilities. The future payments related to the defined benefit plans, the fair value of interest rate swaps, deferred tax liabilities, and certain other long-term liabilities have not been presented in the table above due to the uncertainty regarding the timing of future payments with respect to these liabilities.

Nuova Systems, Inc.

In the first quarter of fiscal 2007, we made an investment in Nuova Systems, Inc. ("Nuova"), which conducts research and development on data center-related products. This investment includes $50 million of funding and a license to certain of our technology. As a result of this investment, we own approximately 80% of Nuova and have consolidated the results of Nuova in our Consolidated Financial Statements beginning in the first quarter of fiscal 2007. In April 2007, the agreements were amended to add additional product development activities to be undertaken by Nuova. Upon the occurrence of certain events, we have committed additional funding, the amount of which was increased by the April 2007 amendment from up to $42 million to up to $62 million.

In connection with this investment, we have entered into a call option agreement with Nuova that provides us with the right to purchase the remaining interests of approximately 20% in Nuova. If the call option is exercised by us, the minority interest holders would be eligible to receive three milestone payments, revised from two milestone payments by the April 2007 amendment, based on agreed-upon formulas. The exercise of the call option, if exercised, may occur in late fiscal 2008 or early fiscal 2009. The amounts due under the milestone payments will be recognized by us when it is determined that the exercise of the call option is probable, which may be in advance of the exercise of the call option, and will be recorded as compensation expense based on an estimate of the fair value of the amounts that could be earned by the minority interest holders pursuant to a vesting schedule. Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. If we exercise the call option, the potential amount that could be recorded as compensation expense would be up to a maximum of $678 million, which amount was increased by the April 2007 amendment from up to a maximum of $578 million due to compensation expense relating to additional employees required to perform the additional product development. The potential amounts are expected to be paid during fiscal 2010 through fiscal 2012.

Other Commitments

As of July 28, 2007, we were party to an agreement to invest approximately $700 million in venture funds and $49 million in senior debt managed by SOFTBANK Corp. and its affiliates ("SOFTBANK") that are required to be funded on demand. As of July 28, 2007, we had invested $616 million in the venture funds pursuant to the commitment, compared with $523 million as of July 29, 2006. In addition, as of July 28, 2007 and July 29, 2006, we had invested $49 million in the senior debt pursuant to the commitment, all of which has been repaid.

We also have certain other funding commitments related to our privately held investments that are based on the achievement of certain agreed-upon milestones. The remaining funding commitments were approximately $56 million as of July 28, 2007, compared with approximately $34 million as of July 29, 2006. In addition, as of July 28, 2007, we had a commitment to invest $150 million for an equity interest in VMware, Inc., which was completed subsequent to fiscal year-end.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide financing to certain customers through our wholly owned subsidiaries, which may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and customer financings and have determined that there were no significant unconsolidated variable interest entities as of July 28, 2007.

Certain events can require a reassessment of our investments in privately held companies or customer financings to determine if they are variable interest entities and if we would be regarded as the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. Because we may not control these entities, we may not have the ability to influence these events.

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 28, 2007, our Board of Directors had authorized an aggregate repurchase of up to $52 billion of common stock under this program and the remaining authorized repurchase amount was $8.8 billion with no termination date. The stock repurchase activity under the stock repurchase program during fiscal 2006 and 2007 is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share	Amount Repurchased	Remaining Amount Authorized
Cumulative balance at July 30, 2005	1,496	$ 18.15	$ 27,153	$ 7,847
Additional authorization	—	—	—	5,000
Repurchase of common stock	435	19.07	8,295	(8,295)
Cumulative balance at July 29, 2006	**1,931**	**$ 18.36**	**$ 35,448**	**$ 4,552**
Additional authorization	**—**	**—**	**—**	**12,000**
Repurchase of common stock[1]	**297**	**26.12**	**7,781**	**(7,781)**
Cumulative balance at July 28, 2007	**2,228**	**$ 19.40**	**$ 43,229**	**$ 8,771**

(1) Includes stock repurchases of $100 million which were settled subsequent to July 28, 2007.

The purchase price for the shares of our common stock repurchased is reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," we are required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock incentive plans are recorded as an increase to common stock and additional paid-in capital. As a result of future repurchases, we may report an accumulated deficit as a component in shareholders' equity.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, and cash generated from operations, and our ability to access capital markets, including committed credit lines, will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments, future customer financings, and other liquidity requirements associated with our operations through at least the next 12 months. We believe that the most strategic uses of our cash resources include repurchase of shares, strategic investments to gain access to new technologies, acquisitions, customer financing activities, and working capital. There are no other transactions, arrangements, or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity, the availability, and our requirements for capital resources.

Investments

We maintain an investment portfolio of various holdings, types, and maturities. See Note 6 to the Consolidated Financial Statements. As of July 28, 2007, these securities are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses, to the extent unhedged, reported as a separate component of accumulated other comprehensive income, net of tax.

Fixed Income Securities

At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our fixed income investment portfolio Conversely, declines in interest rates could have a material adverse impact on interest income for our investment portfolio. Our fixed income instruments are not leveraged as of July 28, 2007, and are held for purposes other than trading. The following table presents the hypothetical fair values of fixed income securities, including the effects of the interest rate swaps discussed further under "Interest Rate Derivatives" below, as a result of selected potential market decreases and increases in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS. The hypothetical fair values as of July 28, 2007 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 28, 2007	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$ 7,145	$ 7,077	$ 7,008	**$ 6,940**	$ 6,872	$ 6,803	$ 6,735
Corporate and municipal notes and bonds and asset-backed securities	10,528	10,471	10,414	**10,357**	10,300	10,243	10,186
Total	$17,673	$17,548	$17,422	**$17,297**	$17,172	$17,046	$16,921

Publicly Traded Equity Securities

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following table presents the hypothetical fair values of publicly traded equity securities as a result of selected potential decreases and increases in the price of each equity security in the portfolio, excluding hedged equity securities. Potential fluctuations in the price of each equity security in the portfolio of plus or minus 10%, 20%, and 30% were selected based on potential near-term changes in those security prices. The hypothetical fair values as of July 28, 2007 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK'S PRICE			FAIR VALUE AS OF JULY 28, 2007	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK'S PRICE		
	(30%)	(20%)	(10%)		10%	20%	30%
Publicly traded equity securities	$ 548	$ 626	$ 705	**$ 783**	$ 861	$ 940	$ 1,018

Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor's 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. There were no impairment charges on publicly traded equity securities in fiscal 2007 or fiscal 2006 and the amount of impairment charges in fiscal 2005 was not material. The impairment charge was related to the decline in the fair value of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary.

Investments in Privately Held Companies

We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. These investments are primarily carried at cost, which as of July 28, 2007 was $643 million, compared with $574 million at July 29, 2006, and are recorded in other assets. Our impairment charges on investments in privately held companies were $22 million, $15 million, and $39 million during fiscal 2007, 2006, and 2005, respectively.

Our evaluation of investments in private and public companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return.

Long-Term Debt

At any time, a sharp fall in interest rates could have a material adverse impact on the fair value of $6.0 billion of our fixed-rate debt. Conversely, a sharp rise in interest rates could have a material favorable impact. We have entered into $6.0 billion notional amount of interest rate swaps designated as fair value hedges, and gains and losses in the fair value of these swaps offset changes in the fair value of the fixed-rate debt. In effect, these swaps convert the fixed interest rates to floating interest rates based on LIBOR. A sharp change in rates would not have a material impact on the fair value of our $500 million variable-rate debt.

A sharp rise in short-term interest rates could have a material adverse impact on interest expense, while a sharp fall in short-term rates could have a material favorable impact. To mitigate these impacts, we presently invest a portion of our interest-bearing assets in instruments with similar interest rate characteristics as the swapped debt.

Derivative Instruments

Foreign Currency Derivatives

We enter into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. Our market risks associated with our foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances.

The impact of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars. Approximately 75% of our operating expenses are U.S.-dollar denominated. To reduce variability in operating expenses caused by the remaining non-U.S.-dollar denominated operating expenses, we hedge certain foreign currency forecasted transactions with currency options and forward contracts with maturities up to 18 months. These hedging programs are not designed to provide foreign currency protection over longer time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the variability in operating expenses associated with currency movements. Primarily because of our limited currency exposure to date, the effect of foreign currency fluctuations has not been material to our Consolidated Financial Statements. The effect of foreign currency fluctuations, net of hedging, on the increase in total research and development, sales and marketing, and general and administrative expenses was not material in fiscal 2007.

Foreign exchange forward and option contracts as of July 28, 2007 and July 29, 2006 are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts:				
Purchased	**$ 1,601**	**$ 1**	$ 1,376	$ (2)
Sold	**$ 613**	**$ (8)**	$ 554	$ (3)
Option contracts:				
Purchased	**$ 652**	**$ 24**	$ 591	$ 20
Sold	**$ 310**	**$ (1)**	$ 573	$ (2)

Our foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, we have entered into foreign exchange forward contracts related to long-term customer financings with maturities of up to two years. The foreign exchange forward contracts related to investments generally have maturities of less than 18 months. We do not enter into foreign exchange forward or option contracts for trading purposes. We do not expect gains or losses on these derivative instruments to have a material impact on our financial results. See Note 8 to the Consolidated Financial Statements.

Interest Rate Derivatives

Our interest rate derivatives are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps—investments	$1,000	$ 29	$1,000	$ 45
Interest rate swaps—long-term debt	$6,000	$(81)	$6,000	$(155)

Our primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, we may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges.

We have entered into $1.0 billion of interest rate swaps designated as fair value hedges of our investment portfolio. Under these interest rate swap contracts, we make fixed-rate interest payments and receive interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of our fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, and offset the changes in fair value of the underlying hedged investment. The fair values of the interest rate swaps designated as hedges of our investments are reflected in prepaid expenses and other current assets.

In conjunction with our issuance of fixed-rate senior notes in February 2006, we entered into $6.0 billion of interest rate swaps designated as fair value hedges of our fixed-rate debt. Under these interest rate swap contracts, we receive fixed-rate interest payments and make interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, and offset the changes in fair value of the underlying debt. The fair values of the interest rate swaps designated as hedges of our debt are reflected in other long-term liabilities.

Equity Derivatives

Our equity derivatives are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward sale and option agreements	$ 458	$ 1	$ 164	$ 93

We maintain a portfolio of publicly traded equity securities which are subject to price risk. We may hold equity securities for strategic purposes or to diversify our overall investment portfolio. To manage our exposure to changes in the fair value of certain equity securities, we may enter into equity derivatives, including forward sale and option agreements. As of July 28, 2007, we have entered into forward sale agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income, net, and offset the change in the fair value of the underlying hedged investment. The fair values of the equity derivatives are reflected in prepaid expenses and other current assets and other accrued liabilities.

Consolidated Statements of Operations
(in millions, except per-share amounts)

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
NET SALES:			
Product	**$29,462**	$23,917	$20,853
Service	**5,460**	4,567	3,948
Total net sales	**34,922**	28,484	24,801
COST OF SALES:			
Product	**10,548**	8,114	6,758
Service	**2,038**	1,623	1,372
Total cost of sales	**12,586**	9,737	8,130
GROSS MARGIN	**22,336**	18,747	16,671
OPERATING EXPENSES:			
Research and development	**4,499**	4,067	3,322
Sales and marketing	**7,215**	6,031	4,721
General and administrative	**1,513**	1,169	959
Amortization of purchased intangible assets	**407**	393	227
In-process research and development	**81**	91	26
Total operating expenses	**13,715**	11,751	9,255
OPERATING INCOME	**8,621**	6,996	7,416
Interest income, net	**715**	607	552
Other income, net	**125**	30	68
Interest and other income, net	**840**	637	620
INCOME BEFORE PROVISION FOR INCOME TAXES	**9,461**	7,633	8,036
Provision for income taxes	**2,128**	2,053	2,295
NET INCOME	**$ 7,333**	$ 5,580	$ 5,741
Net income per share—basic	**$ 1.21**	$ 0.91	$ 0.88
Net income per share—diluted	**$ 1.17**	$ 0.89	$ 0.87
Shares used in per-share calculation—basic	**6,055**	6,158	6,487
Shares used in per-share calculation—diluted	**6,265**	6,272	6,612

Net income for fiscal 2007 and 2006 included share-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"). See Note 10 to the Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except par value)

	July 28, 2007	July 29, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,728	$ 3,297
Investments	18,538	14,517
Accounts receivable, net of allowance for doubtful accounts of $166 at July 28, 2007 and $175 at July 29, 2006	3,989	3,303
Inventories	1,322	1,371
Deferred tax assets	1,953	1,604
Prepaid expenses and other current assets	2,044	1,584
Total current assets	31,574	25,676
Property and equipment, net	3,893	3,440
Goodwill	12,121	9,227
Purchased intangible assets, net	2,540	2,161
Other assets	3,212	2,811
TOTAL ASSETS	$53,340	$43,315
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 786	$ 880
Income taxes payable	1,740	1,744
Accrued compensation	2,019	1,516
Deferred revenue	5,391	4,408
Other accrued liabilities	3,422	2,765
Total current liabilities	13,358	11,313
Long-term debt	6,408	6,332
Deferred revenue	1,646	1,241
Other long-term liabilities	438	511
Total liabilities	21,850	19,397
Commitments and contingencies (Note 8)		
Minority interest	10	6
Shareholders' equity:		
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $ 0.001 par value: 20,000 shares authorized; 6,100 and 6,059 shares issued and outstanding at July 28, 2007 and July 29, 2006, respectively	30,687	24,257
Retained earnings (accumulated deficit)	231	(617)
Accumulated other comprehensive income	562	272
Total shareholders' equity	31,480	23,912
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$53,340	$43,315

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(in millions)

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Cash flows from operating activities:			
Net income	$ 7,333	$ 5,580	$ 5,741
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,413	1,293	1,020
Employee share-based compensation expense	931	1,050	—
Share-based compensation expense related to acquisitions and investments	34	87	154
Provision for doubtful accounts	6	24	—
Deferred income taxes	(622)	(343)	55
Tax benefits from employee stock option plans	—	—	35
Excess tax benefits from share-based compensation	(918)	(432)	—
In-process research and development	81	91	26
Net gains and impairment charges on investments	(210)	(124)	(95)
Other	—	31	—
Change in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(597)	(913)	(373)
Inventories	61	121	(84)
Prepaid expenses and other current assets	(452)	(300)	(58)
Lease receivables, net	(156)	(171)	(163)
Accounts payable	(107)	(43)	62
Income taxes payable	1,104	743	947
Accrued compensation	479	150	(154)
Deferred revenue	1,293	575	541
Other liabilities	431	480	(86)
Net cash provided by operating activities	10,104	7,899	7,568
Cash flows from investing activities:			
Purchases of investments	(20,532)	(21,732)	(20,314)
Proceeds from sales and maturities of investments	17,368	18,480	24,630
Acquisition of property and equipment	(1,251)	(772)	(692)
Acquisition of businesses, net of cash and cash equivalents acquired	(3,684)	(5,399)	(911)
Change in investments in privately held companies	(92)	(186)	(171)
Purchase of minority interest of Cisco Systems, K.K. (Japan)	—	(25)	(34)
Other	(151)	(10)	106
Net cash (used in) provided by investing activities	(8,342)	(9,644)	2,614
Cash flows from financing activities:			
Issuance of common stock	5,306	1,682	1,087
Repurchase of common stock	(7,681)	(8,295)	(10,235)
Issuance of debt	—	6,481	—
Excess tax benefits from share-based compensation	918	432	—
Other	126	—	(14)
Net cash (used in) provided by financing activities	(1,331)	300	(9,162)
Net increase (decrease) in cash and cash equivalents	431	(1,445)	1,020
Cash and cash equivalents, beginning of fiscal year	3,297	4,742	3,722
Cash and cash equivalents, end of fiscal year	$ 3,728	$ 3,297	$ 4,742

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE AT JULY 31, 2004	6,735	$ 22,450	$ 3,164	$ 212	$ 25,826
Net income	—	—	5,741	—	5,741
Change in unrealized gains and losses on investments, net of tax	—	—	—	52	52
Other	—	—	—	10	10
Comprehensive income					5,803
Issuance of common stock	112	1,087	—	—	1,087
Repurchase of common stock	(540)	(1,836)	(8,399)	—	(10,235)
Tax benefits from employee stock incentive plans	—	35	—	—	35
Purchase acquisitions	24	504	—	—	504
Share-based compensation expense related to acquisitions and investments	—	154	—	—	154
BALANCE AT JULY 30, 2005	6,331	$ 22,394	$ 506	$ 274	$ 23,174
Net income	—	—	5,580	—	5,580
Change in unrealized gains and losses on investments, net of tax	—	—	—	(63)	(63)
Other	—	—	—	61	61
Comprehensive income					5,578
Issuance of common stock	162	1,682	—	—	1,682
Repurchase of common stock	(435)	(1,592)	(6,703)	—	(8,295)
Tax benefits from employee stock incentive plans	—	454	—	—	454
Purchase acquisitions	1	188	—	—	188
Employee share-based compensation expense	—	1,044	—	—	1,044
Share-based compensation expense related to acquisitions and investments	—	87	—	—	87
BALANCE AT JULY 29, 2006	**6,059**	**$24,257**	**$ (617)**	**$272**	**$23,912**
Net income	**—**	**—**	**7,333**	**—**	**7,333**
Change in unrealized gains and losses on investments, net of tax	**—**	**—**	**—**	**124**	**124**
Other	**—**	**—**	**—**	**166**	**166**
Comprehensive income					**7,623**
Issuance of common stock	**325**	**5,306**	**—**	**—**	**5,306**
Repurchase of common stock	**(297)**	**(1,296)**	**(6,485)**	**—**	**(7,781)**
Tax benefits from employee stock incentive plans	**—**	**995**	**—**	**—**	**995**
Purchase acquisitions	**13**	**462**	**—**	**—**	**462**
Employee share-based compensation expense	**—**	**929**	**—**	**—**	**929**
Share-based compensation expense related to acquisitions and investments	**—**	**34**	**—**	**—**	**34**
BALANCE AT JULY 28, 2007	**6,100**	**$30,687**	**$ 231**	**$562**	**$31,480**

Supplemental Information

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 28, 2007, the Company's Board of Directors had authorized an aggregate repurchase of up to $52 billion of common stock under this program. For additional information regarding stock repurchases, see Note 9 to the Consolidated Financial Statements. The stock repurchases since the inception of this program are summarized in the table below (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Repurchases of common stock	2,228	$ 7,590	$35,639	$ —	$ 43,229

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The fiscal year for Cisco Systems, Inc. (the "Company" or "Cisco") is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2007, 2006, and 2005 were 52-week fiscal years. The Consolidated Financial Statements include the accounts of Cisco Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The Company conducts business globally and is primarily managed on a geographic basis in the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. The Emerging Markets theater consists of Eastern Europe, Latin America, the Middle East and Africa, and Russia and the Commonwealth of Independent States (CIS).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Investments The Company's investments comprise U.S. government notes and bonds; corporate notes, bonds, and asset-backed securities; municipal notes and bonds; and publicly traded equity securities. These investments are held in the custody of several major financial institutions. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of. At July 28, 2007 and July 29, 2006, the Company's investments were classified as available-for-sale. These investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income, net of tax.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The Company also has investments in privately held companies. These investments are included in other assets in the Consolidated Balance Sheets and are primarily carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory write downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company's future demand forecasts consistent with its valuation of excess and obsolete inventory.

Fair Value of Financial Instruments The fair value of certain of the Company's financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The fair values of investments and the Company's long-term debt are determined using quoted market prices for those securities or similar financial instruments.

Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company's customers are primarily in the enterprise, service provider, and commercial markets. The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Revenue Recognition The Company's products are generally integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For sales of products where software is incidental to the equipment, or in hosting arrangements, the Company applies the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition," and all related interpretations.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

The Company uses distributors that stock inventory and typically sell to systems integrators, service providers, and other resellers. In addition, certain products are sold through retail partners. The Company refers to these sales through distributors and retail partners as its two-tier system of sales to the end customer. Revenue from distributors and retail partners is recognized based on a sell-through method using information provided by them. Distributors and retail partners participate in various cooperative marketing and other programs, and the Company maintains estimated accruals and allowances for these programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

Allowance for Doubtful Accounts The allowance for doubtful accounts is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

Lease Receivables The Company provides a variety of lease financing services to its customers to build, maintain, and upgrade their networks. Lease receivables primarily represent the principal balance remaining in sales-type and direct-financing leases under these programs, net of allowances. These leases typically have two- to three-year terms and are usually collateralized by a security interest in the underlying assets.

Advertising Costs The Company expenses all advertising costs as incurred. Advertising costs were not material for all years presented.

Software Development Costs Software development costs required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to date. Software development costs for internal use required to be capitalized pursuant to Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," have also not been material to date.

Depreciation and Amortization Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 25 years are used for buildings. Estimated useful lives of 30 to 36 months are used for computer equipment and related software and five years for furniture and fixtures. Estimated useful lives of up to five years are used for production, engineering, and other equipment. Depreciation of operating lease assets is computed based on the respective lease terms, which generally range up to three years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease terms or five years.

Goodwill and Purchased Intangible Assets Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2007, 2006, or 2005. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

Impairment of Long-Lived Assets Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

Computation of Net Income per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of employee stock options, restricted stock and restricted stock units.

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires that employee equity share options, nonvested shares, and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Translation adjustments are recorded in other income, net, where the U.S. dollar is the functional currency.

Derivative Instruments The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. During fiscal 2007, 2006, and 2005, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transactions would not occur.

Consolidation of Variable Interest Entities The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), was issued in December 2003. The Company adopted FIN 46(R) effective January 24, 2004. For additional information regarding variable interest entities, see Note 8 to the Consolidated Financial Statements.

Minority Interest The Company consolidates its investment in a venture fund managed by SOFTBANK Corp. and its affiliates ("SOFTBANK"). As of July 28, 2007, minority interest of $10 million represents SOFTBANK's share of the venture fund.

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, inventory valuation and liability for purchase commitments with contract manufacturers and suppliers, warranty costs, share-based compensation expense, investment impairments, goodwill impairments, income taxes, and loss contingencies, among others. The actual results experienced by the Company may differ materially from management's estimates.

Share-Based Compensation Expense On July 31, 2005, the Company adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchase rights") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") beginning in fiscal 2006. In March 2005, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which required the application of the accounting standard as of July 31, 2005, the first day of the Company's fiscal 2006. The Company's Consolidated Financial Statements for fiscal 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for fiscal years prior to fiscal 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R). For additional information, see Note 10 to the Consolidated Financial Statements.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no share-based compensation expense had been recognized in the Company's Consolidated Statements of Operations, other than as related to acquisitions and investments, because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Share-based compensation expense recognized in the Company's Consolidated Statements of Operations for fiscal 2007 and 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of July 30, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to July 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of share-based compensation to expense from the accelerated multiple-option approach to the straight-line single-option method. Compensation expense for all share-based payment awards granted on or prior to July 30, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to July 30, 2005 is recognized using the straight-line single-option method. Because share-based compensation expense recognized in the Consolidated Statements of Operations for fiscal 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for forfeitures.

Upon adoption of SFAS 123(R), the Company also changed its method of valuation for share-based awards granted beginning in fiscal 2006 to a lattice-binomial option-pricing model ("lattice-binomial model") from the Black-Scholes option-pricing model ("Black-Scholes model") which was previously used for the Company's pro forma information required under SFAS 123. For additional information, see Note 10 to the Consolidated Financial Statements. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Recent Accounting Pronouncements

FIN 48 In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. Based on a preliminary analysis, the Company estimates that the cumulative effect of applying this interpretation will be recorded as a $150 million to $250 million increase to retained earnings. The final analysis will be completed in the first quarter of fiscal 2008.

SAB 108 In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretative guidance on the process of quantifying financial statement misstatements and is effective for fiscal years ending after November 15, 2006. The Company applied the provisions of SAB 108 beginning in the first quarter of fiscal 2007 and there was no impact to the Consolidated Financial Statements.

SFAS 157 In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 may have on its results of operations and financial position.

SFAS 159 In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 159 may have on its results of operations and financial position.

Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

3. Business Combinations

Purchase Acquisitions

A summary of the purchase acquisitions and asset purchases completed in fiscal 2007 is as follows (in millions):

Fiscal 2007	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Arroyo Video Solutions, Inc.	**—**	**$ 86**	**$ 1**	**$ 3**	**$ 25**	**$ 57**
IronPort Systems, Inc.	**13**	**718**	**119**	**7**	**231**	**539**
Reactivity, Inc.	**—**	**110**	**4**	**1**	**39**	**72**
WebEx Communications, Inc.	**—**	**3,025**	**80**	**66**	**541**	**2,098**
Other	**—**	**275**	**18**	**4**	**90**	**180**
Total	**13**	**$4,214**	**$222**	**$81**	**$ 926**	**$2,946**

- The Company acquired Arroyo Video Solutions, Inc. to enable carriers to accelerate the creation and distribution of network-delivered entertainment, interactive media, and advertising services across the growing portfolio of televisions, personal computers, and mobile handsets.
- The Company acquired IronPort Systems, Inc. to extend the Company's security portfolio in e-mail and messaging security solutions.
- The Company acquired Reactivity, Inc. to complement and extend the Company's application networking services portfolio, within advanced technologies.
- The Company acquired WebEx Communications, Inc. ("WebEx") a provider of on-demand collaboration applications. WebEx's network-based solution for delivering business-to-business collaboration extends the Company's unified communications portfolio, particularly within the small to medium-sized business (SMB) market.

Under the terms of the definitive agreements related to the acquisitions and asset purchases, the purchase consideration in fiscal 2007 consisted of cash, shares of Cisco common stock, and fully vested stock options assumed. The purchase consideration for the Company's acquisitions and asset purchases is also allocated to tangible assets acquired.

A summary of the purchase acquisitions and asset purchases completed in fiscal 2006 and 2005 is as follows (in millions):

Fiscal 2006	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
KiSS Technology A/S	1	$ 51	$ 18	$ 2	$ 19	$ 39
Scientific-Atlanta, Inc.	—	7,087	697	88	1,949	3,762
Sheer Networks, Inc.	—	96	7	—	29	56
Other	—	123	6	1	55	78
Total	1	$ 7,357	$ 728	$ 91	$2,052	$ 3,935

- The Company acquired KiSS Technology A/S to develop networked entertainment products for the consumer.
- The Company acquired Scientific-Atlanta, Inc. to create an end-to-end solution for carrier networks and the digital home and deliver large-scale video systems to extend Cisco's commitment to and leadership in the service provider market.
- The Company acquired Sheer Networks, Inc. to provide technology that is designed to adapt to network changes, scale to large networks, and help extend new technologies and services that simplify the task of monitoring and maintaining complex networks.

Fiscal 2005	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Actona Technologies, Inc.	—	$ 90	$ 4	$ 4	$ 21	$ 66
Airespace, Inc.	23	447	11	3	95	337
NetSolve, Incorporated	—	146	6	—	31	78
P-Cube Inc.	—	213	17	6	56	150
Procket Networks, Inc.	—	92	10	—	26	76
Topspin Communications, Inc.	—	253	23	4	67	164
Other	—	350	41	9	155	196
Total	23	$1,591	$112	$26	$451	$1,067

- The Company acquired Actona Technologies, Inc. to expand the functionality of its branch-office access routers with intelligent network services that are designed to allow users at remote sites to access and transfer files as quickly and easily as users at headquarters sites. The acquired technology is also designed to allow enterprises to centralize file servers and storage and better protect and manage their remote office data.
- The Company acquired Airespace, Inc. to add to its portfolio of wireless local-area networking (WLAN) solutions and to add advanced features and capabilities to the Company's existing WLAN product portfolio.
- The Company acquired NetSolve, Incorporated to add remote network-management services, including real-time monitoring of IP communications networks, network security software, and network devices, to the Company's solutions offered to specialized resellers.
- The Company acquired P-Cube Inc. to provide additional control and management capabilities for advanced IP services, such as identifying subscribers, classifying applications, and accurately billing for content-based services, to service providers.
- The Company acquired the intellectual property and selected other assets of, and hired a majority of the engineering team from, Procket Networks, Inc. to add to the Company's portfolio of intellectual property and to add a team of silicon and software architects.
- The Company acquired Topspin Communications, Inc. to add server fabric switches, a new class of server networking equipment that is designed to help improve resource utilization and reduce equipment and management costs, to the Company's switching product portfolio consisting of network and storage switches.

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations for the acquisitions, with the exception of Scientific-Atlanta, have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to the Company's financial results.

Acquisition of Scientific-Atlanta, Inc.

On February 24, 2006, Cisco completed the acquisition of Scientific-Atlanta, Inc., a provider of set-top boxes, end-to-end video distribution networks, and video integration systems. Cisco believes video is emerging as the key strategic application in the service provider "triple play" bundle of consumer entertainment, communications, and online services. Cisco believes the combined entity creates an end-to-end solution for carrier networks and the digital home and delivers large-scale video systems to extend Cisco's commitment to and leadership in the service provider market.

Purchase Price Allocation Pursuant to the terms of the merger agreement, the Company paid a cash amount of $43.00 per share in exchange for each outstanding share of Scientific-Atlanta common stock and assumed each Scientific-Atlanta stock option which was outstanding immediately prior to the effective time of the merger. Each unvested Scientific-Atlanta stock option became fully vested immediately prior to the completion of the merger. The Scientific-Atlanta stock options assumed were converted into options to purchase an aggregate of approximately 32.1 million shares of Cisco common stock. The total purchase price was as follows (in millions):

	Amount
Cash	$6,907
Fair value of fully vested stock options assumed	163
Acquisition-related costs	17
Total	$7,087

The fair value of Scientific-Atlanta stock options assumed was determined using a lattice-binomial model. The use of the lattice-binomial model and method of determining the variables is consistent with the Company's valuation of stock options in accordance with SFAS 123(R). See Note 10 to the Consolidated Financial Statements.

Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The acquired goodwill was assigned to each of the reportable segments. The purchase price allocation as of July 29, 2006 was as follows (in millions):

	Amount
Cash and cash equivalents	$ 1,747
Investments	137
Goodwill	3,762
Purchased intangible assets	1,949
Other tangible assets	746
Deferred tax liabilities, net	(645)
Liabilities assumed	(697)
In-process research and development	88
Total	$ 7,087

The purchase price allocation in the table above does not reflect certain immaterial adjustments to the purchase price allocation prior to the finalization of the purchase price allocation in fiscal 2007. None of the goodwill recorded as part of the Scientific-Atlanta acquisition will be deductible for U.S. federal income tax purposes. Amortization of goodwill will be deductible for state income tax purposes in those states in which the Company elected to step up its basis in the acquired assets.

Intangible assets consist primarily of customer relationships, technology and other intangibles. The intangible assets attributable to customer relationships relate to Scientific-Atlanta's ability to sell existing, in-process, and future versions of its products to its existing customers. Technology intangibles include a combination of patented and unpatented technology, trade secrets, and computer software that represent the foundation for current and planned new products.

Unaudited Pro Forma Financial Information The financial information in the table below summarizes the combined results of operations of Cisco and Scientific-Atlanta, on a pro forma basis, as though the companies had been combined as of the beginning of each of the fiscal years presented. The unaudited pro forma financial information for fiscal 2006 combines the historical results of operations of Cisco for fiscal 2006, which include the results of operations of Scientific-Atlanta subsequent to February 24, 2006, and the historical results of operations of Scientific-Atlanta for the six months ended December 30, 2005 and the month ended February 24, 2006. The unaudited pro forma financial information for fiscal 2005 combines the historical results of operations of Cisco for fiscal 2005 with the historical results of operations of Scientific-Atlanta for its fiscal year ended July 1, 2005.

This information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Scientific-Atlanta and issuance of $6.5 billion of debt (see Note 7) had taken place at the beginning of each of the fiscal years presented. The debt was issued to finance the acquisition of Scientific-Atlanta as well as for general corporate purposes. For the purposes of this pro forma financial information, the interest expense on the entire debt, including the effects of hedging, were included in the pro forma financial adjustments. The pro forma financial information for fiscal 2006 also included incremental share-based compensation expense due to the acceleration of Scientific-Atlanta employee stock options prior to the acquisition date, investment banking fees, and other acquisition-related costs, recorded in Scientific-Atlanta's historical results of operations during February 2006. In addition, the pro forma financial information for each fiscal year presented also included the purchase accounting adjustments on historical Scientific-Atlanta inventory, adjustments to depreciation on acquired property and equipment, a charge for in-process research and development, amortization charges from acquired intangible assets, adjustments to interest income, and related tax effects.

The following table summarizes the pro forma financial information (in millions, except per-share amounts):

Years Ended	July 29, 2006	July 30, 2005
Net sales	$29,632	$26,712
Net income	$ 5,366	$ 5,406
Net income per share—basic	$ 0.87	$ 0.83
Net income per share—diluted	$ 0.86	$ 0.82

Purchased Intangible Assets and In-Process Research and Development

The following table presents the amortization of purchased intangible assets and in-process research and development (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Amortization of purchased intangible assets			
Cost of sales	$ 156	$ 60	$ —
Operating expenses	407	393	227
Total	$ 563	$ 453	$ 227
In-process research and development	$ 81	$ 91	$ 26

The Company's methodology for allocating the purchase price for purchase acquisitions to in-process research and development ("in-process R&D") is determined through established valuation techniques. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist.

The following table presents details of the purchased intangible assets acquired during fiscal 2007 and 2006 (in millions, except years):

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		TOTAL
	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Weighted-Average Useful Life (in Years)	Amount	Amount
FISCAL 2007							
Arroyo Video Solutions, Inc.	5.0	$ 14	7.0	$ 11	—	$ —	$ 25
IronPort Systems, Inc.	4.0	127	6.0	101	3.1	3	231
Reactivity, Inc.	6.0	36	5.0	3	—	—	39
WebEx Communications, Inc.	4.0	310	6.0	152	4.8	79	541
Other	4.7	76	4.7	13	2.4	1	90
Total		$563		$ 280		$ 83	$ 926
FISCAL 2006							
KiSS Technology A/S	4.5	$ 11	5.5	$ 6	5.0	$ 2	$ 19
Scientific-Atlanta, Inc.	3.5	546	7.0	1,346	2.0	57	1,949
Sheer Networks, Inc.	4.5	16	6.0	11	4.5	2	29
Other	5.0	43	5.8	11	2.0	1	55
Total		$ 616		$1,374		$ 62	$ 2,052

The following tables present details of the Company's purchased intangible assets (in millions):

July 28, 2007	Gross	Accumulated Amortization	Net
Technology	$1,546	$ (505)	$1,041
Customer relationships	1,812	(421)	1,391
Other	238	(130)	108
Total	$3,596	$(1,056)	$2,540

July 29, 2006	Gross	Accumulated Amortization	Net
Technology	$ 1,052	$ (302)	$ 750
Customer relationships	1,535	(175)	1,360
Other	164	(113)	51
Total	$ 2,751	$ (590)	$ 2,161

During the year ended July 29, 2006, the Company recorded an impairment charge of $69 million from a write down of purchased intangible assets related to certain technology and customer relationships due to a reduction in expected future cash flows, and the amount was recorded as amortization of purchased intangible assets.

The estimated future amortization expense of purchased intangible assets as of July 28, 2007, is as follows (in millions):

Fiscal Year	Amount
2008	$ 670
2009	584
2010	471
2011	382
2012	248
Thereafter	185
Total	$ 2,540

Goodwill

The following tables present the changes in goodwill allocated to the Company's reportable segments during fiscal 2007 and 2006 (in millions):

Fiscal 2007	Balance at July 29, 2006	Acquisition of WebEx	Other Acquisitions	Other	Balance at July 28, 2007
United States and Canada	**$6,778**	**$1,840**	**$480**	**$(81)**	**$ 9,017**
European Markets	**1,127**	**176**	**191**	**31**	**1,525**
Emerging Markets	**292**	**—**	**71**	**(2)**	**361**
Asia Pacific	**277**	**65**	**78**	**—**	**420**
Japan	**753**	**17**	**28**	**—**	**798**
Total	**$9,227**	**$2,098**	**$848**	**$(52)**	**$12,121**

Fiscal 2006	Balance at July 30, 2005	Acquisition of Scientific-Atlanta	Other Acquisitions	Other	Balance at July 29, 2006
United States and Canada	$ 3,304	$ 3,396	$ 120	$ (42)	$ 6,778
European Markets	744	338	28	17	1,127
Emerging Markets	253	28	11	—	292
Asia Pacific	266	—	11	—	277
Japan	728	—	25	—	753
Total	$ 5,295	$ 3,762	$ 195	$ (25)	$ 9,227

In the table above, "Other" includes purchase accounting adjustments and currency translation and "Other Acquisitions" includes $22 million of goodwill recorded as part of the Company's purchase of the remaining portion of the minority interest of Cisco Systems, K.K. (Japan) during fiscal 2006.

Acquisition of Variable Interest Entities

In fiscal 2005, the Company completed acquisitions of companies which had been consolidated prior to acquisition because the Company was deemed to be the primary beneficiary under FIN 46(R). The total purchase price of these acquisitions was an aggregate of $76 million. The purchase consideration consisted of cash, stock, and fully vested stock options assumed. There were no significant acquisitions of variable interest entities in fiscal 2007 or 2006.

Compensation Expense Related to Acquisitions and Investments

The following table presents the compensation expense related to acquisitions and investments (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Share-based compensation expense	$34	$ 87	$ 154
Cash compensation expense	59	36	11
Total	$93	$123	$ 165

Share-Based Compensation Expense Beginning in fiscal 2006, share-based compensation related to acquisitions and investments is measured under SFAS 123(R) and included deferred share-based compensation relating to acquisitions completed prior to fiscal 2006. As of July 28, 2007, the remaining balance of share-based compensation related to acquisitions and investments to be recognized over the vesting periods was approximately $309 million.

Prior to fiscal 2006, a portion of the purchase consideration for purchase acquisitions was recorded as deferred share-based compensation and reflected as a reduction to additional paid-in capital. The following table presents the activity of deferred share-based compensation for the fiscal year ended July 30, 2005 (in millions):

	Amount
Balance at July 31, 2004	$ 153
Purchase acquisitions	128
Amortization	(140)
Canceled unvested options	(4)
Balance at July 30, 2005	$ 137

Cash Compensation Expense In connection with the Company's purchase acquisitions, asset purchases, and acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts in cash contingent upon achieving certain agreed-upon technology, development, product, or other milestones; or continued employment of certain employees with the Company. In each case, any additional amounts paid will be recorded as compensation expense. As of July 28, 2007, the Company had remaining potential payments of up to $209 million pursuant to these agreements.

4. Balance Sheet Details

The following tables provide details of selected balance sheet items (in millions):

	July 28, 2007	July 29, 2006
Inventories:		
Raw materials	$ 173	$ 131
Work in process	45	377
Finished goods:		
Distributor inventory and deferred cost of sales	544	423
Manufactured finished goods	314	236
Total finished goods	858	659
Service-related spares	211	170
Demonstration systems	35	34
Total	$ 1,322	$ 1,371
Property and equipment, net:		
Land, buildings, and leasehold improvements	$ 4,022	$ 3,647
Computer equipment and related software	1,605	1,352
Production, engineering, and other equipment	4,264	3,678
Operating lease assets	181	153
Furniture and fixtures	394	363
	10,466	9,193
Less accumulated depreciation and amortization	(6,573)	(5,753)
Total	$ 3,893	$ 3,440
Other assets:		
Deferred tax assets	$ 1,060	$ 983
Investments in privately held companies	643	574
Income tax receivable	277	279
Lease receivables, net	539	464
Other	693	511
Total	$ 3,212	$ 2,811
Deferred revenue:		
Service	$ 4,840	$ 4,088
Product		
Unrecognized revenue on product shipments and other deferred revenue	1,769	1,156
Cash receipts related to unrecognized revenue from two-tier distributors	428	405
Total product deferred revenue	2,197	1,561
Total	$ 7,037	$ 5,649
Reported as:		
Current	$ 5,391	$ 4,408
Noncurrent	1,646	1,241
Total	$ 7,037	$ 5,649

5. Lease Receivables, Net

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company's and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are generally collateralized by a security interest in the underlying assets. The current portion of lease receivables, net, is recorded in prepaid expenses and other current assets, and the noncurrent portion is recorded in other assets. The net lease receivables are summarized as follows (in millions):

	July 28, 2007	July 29, 2006
Gross lease receivables	$1,140	$ 960
Unearned income and other allowances	(212)	(188)
Total	$ 928	$ 772
Reported as:		
Current	$ 389	$ 308
Noncurrent	539	464
Total	$ 928	$ 772

Contractual maturities of the gross lease receivables at July 28, 2007 were $499 million in fiscal 2008, $350 million in fiscal 2009, $180 million in fiscal 2010, $81 million in fiscal 2011, and $30 million in fiscal 2012 and thereafter. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

6. Investments

The following tables summarize the Company's investments (in millions):

July 28, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
U.S. government notes and bonds	$ 6,919	$ 29	$ (8)	$ 6,940
Corporate notes, bonds, and asset-backed securities	8,765	7	(57)	8,715
Municipal notes and bonds	1,643	—	(1)	1,642
Total fixed income securities	17,327	36	(66)	17,297
Publicly traded equity securities	901	354	(14)	1,241
Total	$18,228	$390	$ (80)	$18,538

July 29, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
U.S. government notes and bonds	$ 5,179	$ 3	$ (47)	$ 5,135
Corporate notes, bonds, and asset-backed securities	7,950	2	(88)	7,864
Municipal notes and bonds	809	—	(3)	806
Total fixed income securities	13,938	5	(138)	13,805
Publicly traded equity securities	467	252	(7)	712
Total	$ 14,405	$ 257	$ (145)	$ 14,517

The following table presents gross realized gains and losses related to the Company's investments (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Gross realized gains	**$269**	$ 141	$ 144
Gross realized losses	**(19)**	(88)	(61)
Total	**$250**	$ 53	$ 83

There were no impairment charges related to publicly traded equity securities in fiscal 2007 or fiscal 2006 and the amount of impairment charges in fiscal 2005 was not material. The impairment charges were due to a decline in the fair value of the investments below their cost basis that were judged to be other-than-temporary.

The following tables present the breakdown of the investments with unrealized losses at July 28, 2007 and July 29, 2006 (in millions):

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
July 28, 2007	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	**$1,119**	**$ (2)**	**$ 679**	**$ (6)**	**$ 1,798**	**$ (8)**
Corporate notes, bonds, and asset-backed securities	**2,912**	**(19)**	**1,757**	**(38)**	**4,669**	**(57)**
Municipal notes and bonds	**645**	**(1)**	**—**	**—**	**645**	**(1)**
Publicly traded equity securities	**309**	**(14)**	**—**	**—**	**309**	**(14)**
Total	**$4,985**	**$(36)**	**$2,436**	**$ (44)**	**$ 7,421**	**$ (80)**

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL	
July 29, 2006	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$ 3,263	$ (33)	$ 644	$ (14)	$ 3,907	$ (47)
Corporate notes, bonds, and asset-backed securities	2,420	(18)	1,968	(70)	4,388	(88)
Municipal notes and bonds	146	(1)	103	(2)	249	(3)
Publicly traded equity securities	41	(6)	2	(1)	43	(7)
Total	$ 5,870	$ (58)	$ 2,717	$ (87)	$ 8,587	$ (145)

The gross unrealized losses related to fixed income securities were primarily due to changes in interest rates. The gross unrealized losses related to publicly traded equity securities were due to changes in market prices. The Company's management has determined that the gross unrealized losses on its investment securities at July 28, 2007 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade.

The following table summarizes the maturities of the Company's fixed income securities at July 28, 2007 (in millions):

	Amortized Cost	Fair Value
Less than 1 year	$ 3,907	$ 3,902
Due in 1 to 2 years	3,686	3,683
Due in 2 to 5 years	7,696	7,681
Due after 5 years	2,038	2,031
Total	$17,327	$17,297

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

7. Long-Term Debt

In February 2006, the Company issued $500 million of senior floating interest rate notes due 2009 (the "2009 Notes"), $3.0 billion of 5.25% senior notes due 2011 (the "2011 Notes"), and $3.0 billion of 5.50% senior notes due 2016 (the "2016 Notes"), for an aggregate principal amount of $6.5 billion. The following table summarizes the Company's long-term debt (in millions, except percentages):

	July 28, 2007		July 29, 2006	
	Amount	Effective Rate[1]	Amount	Effective Rate[1]
Senior notes:				
Floating-rate notes, due 2009	$ 500	5.44%	$ 500	5.27%
5.25% fixed-rate notes, due 2011	3,000	5.56%	3,000	5.39%
5.50% fixed-rate notes, due 2016	3,000	5.79%	3,000	5.62%
Total senior notes	6,500		6,500	
Other notes	5		5	
Unamortized discount	(16)		(18)	
Fair value adjustment	(81)		(155)	
Total	$6,408		$6,332	

(1) The effective rates for the 2011 Notes and the 2016 Notes reflect the variable rate in effect as of the period end on the interest rate swaps designated as fair value hedges of those notes, including the amortization of the discount.

The 2011 Notes and the 2016 Notes are redeemable by the Company at any time, subject to a make-whole premium. To achieve its interest rate objectives, the Company entered into $6.0 billion notional amount of interest rate swaps. In effect, these swaps convert the fixed interest rates of the 2011 Notes and the 2016 Notes to floating interest rates based on the London Interbank Offered Rate ("LIBOR"). Gains and losses in the fair value of the interest rate swaps offset changes in the fair value of the underlying debt. The Company was in compliance with all debt covenants as of July 28, 2007.

Interest is payable quarterly on the 2009 Notes and semi-annually on the 2011 Notes and 2016 Notes. Interest expense, net of hedging, included in interest income, net, as well as cash paid for interest, are summarized as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Interest expense	$377	$ 148	$ —
Cash paid for interest	$361	$ 6	$ —

8. Commitments and Contingencies

Operating Leases

The Company leases office space in several U.S. locations. Outside the United States, larger sites include Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. Rent expense totaled $219 million, $181 million, and $179 million in fiscal 2007, 2006, and 2005, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 28, 2007 are as follows (in millions):

Fiscal Year	Amount
2008	$ 252
2009	204
2010	180
2011	156
2012	138
Thereafter	673
Total	$1,603

Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company's requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company's requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company's reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 28, 2007, the Company had total purchase commitments for inventory of $2.6 billion, compared with $2.0 billion as of July 29, 2006.

In addition to the above, the Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company's excess and obsolete inventory. As of July 28, 2007, the liability for these purchase commitments was $168 million, compared with $148 million as of July 29, 2006, and was included in other accrued liabilities.

Nuova Systems, Inc.

In the first quarter of fiscal 2007, the Company made an investment in Nuova Systems, Inc. ("Nuova"), which conducts research and development on data center-related products. This investment includes $50 million of funding and a license to certain of the Company's technology. As a result of this investment, the Company owns approximately 80% of Nuova and has consolidated the results of Nuova in the Company's Consolidated Financial Statements beginning in the first quarter of fiscal 2007. In April 2007, the agreements were amended to add additional product development activities to be undertaken by Nuova. Upon the occurrence of certain events, the Company has committed additional funding, the amount of which was increased by the April 2007 amendment from up to $42 million to up to $62 million.

In connection with this investment, the Company and Nuova have entered into a call option agreement that provides the Company with the right to purchase the remaining interests of approximately 20% in Nuova. If the call option is exercised by the Company, the minority interest holders would be eligible to receive three milestone payments, revised from two milestone payments by the April 2007 amendment, based on agreed-upon formulas. The exercise of the call option, if exercised, may occur in late fiscal 2008 or early fiscal 2009. The amounts due under the milestone payments will be recognized by the Company when it is determined that the exercise of the call option is probable, which may be in advance of the exercise of the call option, and will be recorded as compensation expense based on an estimate of the fair value of the amounts that could be earned by the minority interest holders pursuant to a vesting schedule. Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. If the Company exercises the call option, the potential amount that could be recorded as compensation expense would be up to a maximum of $678 million, which amount was increased by the April 2007 amendment from up to a maximum of $578 million due to compensation expense relating to additional employees required to perform the additional product development. The potential amounts are expected to be paid during fiscal 2010 through fiscal 2012.

Other Commitments

As of July 28, 2007, the Company was party to an agreement to invest approximately $700 million in venture funds and $49 million in senior debt managed by SOFTBANK that are required to be funded on demand. As of July 28, 2007, the Company had invested $616 million in the venture funds pursuant to the commitment, compared with $523 million as of July 29, 2006. In addition, as of July 28, 2007 and July 29, 2006, the Company had invested $49 million in the senior debt pursuant to the commitment, all of which has been repaid.

The Company also has certain other funding commitments related to its privately held investments that are based on the achievement of certain agreed-upon milestones. The remaining funding commitments were approximately $56 million as of July 28, 2007, compared with approximately $34 million as of July 29, 2006. In addition, as of July 28, 2007, the Company had a commitment to invest $150 million for an equity interest in VMware, Inc., which was completed subsequent to July 28, 2007.

Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides financing to certain customers through its wholly owned subsidiaries, which may be considered to be variable interest entities. The Company has evaluated its investments in these privately held companies and customer financings and has determined that there were no significant unconsolidated variable interest entities as of July 28, 2007.

Guarantees and Product Warranties

The following table summarizes the activity related to the product warranty liability during fiscal 2007 and 2006 (in millions):

	July 28, 2007	July 29, 2006
Balance at beginning of fiscal year	$ 309	$ 259
Provision for warranties issued	510	444
Fair value of warranty liability acquired from Scientific-Atlanta	—	44
Payments	(479)	(438)
Balance at end of fiscal year	$ 340	$ 309

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, labor costs for technical support staff, and associated overhead. The products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products the Company provides a limited lifetime warranty.

The Company's guarantees as of July 28, 2007 and July 29, 2006 that were subject to recognition and disclosure requirements were not material. In the normal course of business, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on the Company's operating results, financial position, or cash flows.

Derivative Instruments

The Company uses derivative instruments primarily to manage exposures to foreign currency, interest rate, and equity security price risks. The Company's primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency, interest rates, and equity security prices. The Company's derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risks by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

Foreign Currency Derivatives The Company's foreign exchange forward and option contracts are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts:				
Purchased	$1,601	$ 1	$1,376	$ (2)
Sold	$ 613	$ (8)	$ 554	$ (3)
Option contracts:				
Purchased	$ 652	$24	$ 591	$ 20
Sold	$ 310	$ (1)	$ 573	$ (2)

The Company conducts business globally in numerous currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. To limit the exposure related to foreign currency changes, the Company enters into foreign currency contracts. The Company does not enter into foreign exchange forward or option contracts for trading purposes.

The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on foreign currency receivables, investments, and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on foreign currency receivables, investments, and payables recognized in earnings. Gains and losses on the contracts are included in other income, net, and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets, investments, or liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts with maturities of up to two years related to long-term customer financings. The foreign exchange forward contracts related to investments generally have maturities of less than 18 months.

The Company hedges certain foreign currency forecasted transactions related to certain operating expenses with currency options and forward contracts. These transactions are designated as cash flow hedges. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. These currency option contracts and forward contracts generally have maturities of less than 18 months.

Interest Rate Derivatives The Company's interest rate derivatives are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps—investments	$1,000	$ 29	$1,000	$ 45
Interest rate swaps—long-term debt	$6,000	$(81)	$6,000	$(155)

The Company's primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges.

The Company has entered into $1.0 billion of interest rate swaps designated as fair value hedges of its investment portfolio. Under these interest rate swap contracts, the Company makes fixed-rate interest payments and receives interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of the Company's fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, and offset the changes in fair value of the underlying hedged investment. The fair values of the interest rate swaps designated as hedges of the Company's investments are reflected in prepaid expenses and other current assets.

In conjunction with its issuance of fixed-rate senior notes in February 2006, the Company entered into $6.0 billion of interest rate swaps designated as fair value hedges of the fixed-rate debt. Under these interest rate swap contracts, the Company receives fixed-rate interest payments and makes interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, and offset the changes in fair value of the underlying debt. The fair values of the interest rate swaps designated as hedges of the Company's debt are reflected in other long-term liabilities.

Equity Derivatives The Company's equity derivatives are summarized as follows (in millions):

	July 28, 2007		July 29, 2006	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward sale and option agreements	$ 458	$ 1	$ 164	$ 93

The Company maintains a portfolio of publicly traded equity securities which are subject to price risk. The Company may hold equity securities for strategic purposes or to diversify the Company's overall investment portfolio. To manage its exposure to changes in the fair value of certain equity securities, the Company may enter into equity derivatives, including forward sale and option agreements. As of July 28, 2007, the Company had entered into forward sale agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income, net, and offset the change in the fair value of the underlying hedged investment. The fair values of the equity derivatives are reflected in prepaid expenses and other current assets and other accrued liabilities.

Legal Proceedings

The Company and other defendants were subject to patent claims asserted by QPSX Developments 5 Pty Ltd (now known as Ipernica Ltd) against the Company and such other defendants on June 21, 2005 in the United States District Court for the Eastern District of Texas. QPSX alleged that various Cisco switches and routers infringed United States Patent No. 5,689,499 and sought damages and injunctive relief. On April 10, 2007, prior to trial, the Company and QPSX settled the dispute on terms that are not material to the Company, and the lawsuit was dismissed with prejudice on May 2, 2007.

The Company and other defendants were subject to claims asserted by Telcordia Technologies, Inc. on July 16, 2004 in the Federal District Court for the District of Delaware alleging that various Cisco routers, switches and optical products infringed United States Patent Nos. 4,893,306, 4,835,763 and Re 36,633. Telcordia sought damages and injunctive relief. The Court ruled that, as a matter of law, the Company does not infringe Patent No. 4,893,306. After conclusion of a trial, on May 10, 2007, a jury found that infringement had occurred and awarded damages in an amount that is not material to the Company. The Company has asked the Court to reverse the verdict as a matter of law, and if necessary, the Company intends to appeal the decision. Telcordia has asked the Court to enhance damages and award it attorneys' fees and also has the right to appeal. The Company believes that the ultimate outcome of this matter and aggregate potential damages will not be material.

In September 2005, Scientific-Atlanta, Inc. (which subsequently was acquired by the Company) and another plaintiff filed a declaratory judgment action against Forgent Networks in the United States District Court for the Eastern District of Texas after Forgent sued various Scientific-Atlanta customers. In the action, Scientific-Atlanta asserted that its products did not infringe Forgent's United States Patent No. 6,285,746 and that the patent was invalid. On October 20, 2005, Forgent responded to the complaint and alleged that various Scientific-Atlanta digital video recorders infringed the patent and sought damages and injunctive relief. Subsequent to that, another declaratory judgment plaintiff moved to intervene and the cases were combined. On April 25, 2007, prior to trial, Scientific-Atlanta and Forgent settled their dispute on terms that are not material to the Company, and the lawsuits were dismissed with prejudice on April 30, 2007.

In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

9. Shareholders' Equity

Stock Repurchase Program

In September 2001, the Company's Board of Directors authorized a stock repurchase program. As of July 28, 2007, the Company's Board of Directors had authorized an aggregate repurchase of up to $52 billion of common stock under this program and the remaining authorized repurchase amount was $8.8 billion with no termination date. The stock repurchase activity under the stock repurchase program is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted-Average Price per Share	Amount Repurchased	Remaining Amount Authorized
Cumulative balance at July 30, 2005	1,496	$ 18.15	$ 27,153	$ 7,847
Additional authorization on June 7, 2006	—	—	—	5,000
Repurchase of common stock	435	19.07	8,295	(8,295)
Cumulative balance at July 29, 2006	**1,931**	**$ 18.36**	**$35,448**	**$ 4,552**
Additional authorization	—	—	—	**12,000**
Repurchase of common stock[(1)]	**297**	**26.12**	**7,781**	**(7,781)**
Cumulative balance at July 28, 2007	**2,228**	**$ 19.40**	**$43,229**	**$ 8,771**

(1) Includes stock repurchases of $100 million which were settled subsequent to July 28, 2007.

The purchase price for the shares of the Company's stock repurchased is reflected as a reduction to shareholders' equity. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company is required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock incentive plans are recorded as an increase to common stock and additional paid-in capital.

Preferred Stock

Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Net income	**$7,333**	$5,580	$5,741
Other comprehensive income:			
Change in unrealized gains and losses on investments, net of tax benefit (expense) of $43, $57, and $(61) in fiscal 2007, 2006, and 2005, respectively	**128**	(64)	(25)
Other[1]	**166**	61	10
Comprehensive income before minority interest	**7,627**	5,577	5,726
Change in minority interest[2]	**(4)**	1	77
Total	**$7,623**	$5,578	$5,803

(1) Includes primarily changes in currency translation.

(2) The Company consolidates its investment in a venture fund managed by SOFTBANK as it is the primary beneficiary as defined under FIN 46(R). As a result, SOFTBANK's interest in the change in the unrealized gains and losses on the investments in the venture fund is recorded as a component of accumulated other comprehensive income, and is reflected as a change in minority interest.

10. Employee Benefit Plans

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its sub-plan, the International Employee Stock Purchase Plan (together, the "Purchase Plan"), under which 321.4 million shares of the Company's stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's stock at a discount of up to 15% of the lesser of the market value on the subscription date or the purchase date, which is approximately six months after the subscription date. The Purchase Plan terminates on January 3, 2010. The Company issued 17 million, 21 million, and 19 million shares under the Purchase Plan in fiscal 2007, 2006 and 2005, respectively. As of July 28, 2007, 82 million shares were available for issuance under the Purchase Plan.

Employee Stock Incentive Plans

Stock Incentive Plan Program Description As of July 28, 2007, the Company had five stock incentive plans: the 2005 Stock Incentive Plan (the "2005 Plan"), the 1996 Stock Incentive Plan (the "1996 Plan"), the 1997 Supplemental Stock Incentive Plan (the "Supplemental Plan"), the Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (the "SA Acquisition Plan"), and the Cisco Systems, Inc. WebEx Acquisition Long-Term Incentive Plan (the "WebEx Acquisition Plan"). In addition, the Company has, in connection with the acquisitions of various companies, assumed the stock incentive plans of the acquired companies or issued replacement share-based awards. Share-based awards are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share-based awards are based on competitive practices, operating results of the Company, and government regulations. Since the inception of the stock incentive plans, the Company has granted stock options to virtually all employees, and the majority has been granted to employees below the vice president level.

The Company's primary stock incentive plans are summarized as follows:

2005 Plan The maximum number of shares issuable over the term of the 2005 Plan is limited to 350 million shares. The 2005 Plan permits the granting of stock options, stock, stock units, and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and nonemployee directors of the Company. Stock options granted under the 2005 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options will generally become exercisable for 20% of the option shares one year from the date of grant and then ratably over the following 48 months. Stock grants and stock units will generally vest with respect to 20% of the shares covered by the grant on each of the first through fifth anniversaries of the date of the grant. The Compensation and Management Development Committee of the Board of Directors has the discretion to use a different vesting schedule. Stock appreciation rights may be awarded in combination with stock options or stock grants and such awards shall provide that the stock appreciation rights will not be exercisable unless the related stock options or stock grants are forfeited. Stock grants may be awarded in combination with nonstatutory stock options, and such awards may provide that the stock grants will be forfeited in the event that the related nonstatutory stock options are exercised. The 2005 Plan terminates at the 2007 Annual Meeting of Shareholders unless re-adopted or extended by the shareholders prior to or on such date.

1996 Plan The 1996 Plan expired on December 31, 2006, and the Company may no longer make equity awards under the 1996 Plan. The maximum number of shares issuable over the term of the 1996 Plan was 2.5 billion shares. Stock options granted under the 1996 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committees administering the plan, have the discretion to use a different vesting schedule and have done so from time to time.

Supplemental Plan In 1997, the Company adopted the Supplemental Plan, under which stock options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company's Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan. All stock option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The Company no longer makes stock option grants or direct share issuances under the Supplemental Plan.

Acquisition Plans In connection with the Company's acquisitions of Scientific-Atlanta and WebEx, the Company adopted the SA Acquisition Plan and the WebEx Acquisition Plan, respectively, each effective upon completion of the applicable acquisition. These plans constitute assumptions, amendments, restatements, and renamings of the 2003 Long-Term Incentive Plan of Scientific-Atlanta and the WebEx Communications, Inc. Amended and Restated 2000 Stock Incentive Plan, respectively. The plans permit the grant of stock options, stock, stock units, and stock appreciation rights to certain employees of the Company and its subsidiaries and affiliates who had been employed by Scientific-Atlanta or its subsidiaries or WebEx or its subsidiaries, as applicable. An aggregate of 14.8 million and 15.3 million shares of the Company's common stock has been reserved for issuance under the SA Acquisition Plan and the WebEx Acquisition Plan, respectively, on a discretionary basis, subject to limitations set forth therein.

Dilutive Effect of Stock Options Weighted-average basic and diluted shares outstanding for fiscal 2007 were 6.1 billion shares and 6.3 billion shares, respectively. For the year ended July 28, 2007, the dilutive effect of in-the-money employee stock options was approximately 208 million shares or 3.4% of the basic shares outstanding based on the Company's average share price of $25.61.

The following table illustrates grant dilution computed based on net options granted as a percentage of shares of common stock outstanding at the fiscal year end (in millions, except percentages):

Years Ended	July 28, 2007	July 29, 2006
Shares of common stock outstanding	**6,100**	6,059
Granted and assumed	**206**	230
Canceled/forfeited/expired	**(54)**	(84)
Net stock options granted	**152**	146
Grant dilution	**2.5%**	2.4%

General Share-Based Award Information A summary of share-based award activity is as follows (in millions, except per-share amounts):

	Share-Based Awards Available for Grant	STOCK OPTIONS OUTSTANDING Number Outstanding	Weighted-Average Exercise Price per Share
BALANCE AT JULY 31, 2004	390	1,350	$ 25.34
Granted and assumed	(244)	244	18.70
Exercised	—	(93)	8.44
Canceled/forfeited/expired	63	(65)	31.63
Additional shares reserved	14	—	—
BALANCE AT JULY 30, 2005	223	1,436	$ 25.02
Granted and assumed	(230)	230	18.21
Exercised[1]	—	(136)	10.08
Canceled/forfeited/expired	79	(84)	29.53
Restricted stock and other share-based awards[2]	(6)	—	—
Additional shares reserved	398	—	—
BALANCE AT JULY 29, 2006	**464**	**1,446**	**$25.08**
Granted and assumed	**(206)**	**206**	**23.32**
Exercised[1]	**—**	**(309)**	**16.00**
Canceled/forfeited/expired	**19**	**(54)**	**34.04**
Restricted stock and other share-based awards[2]	**(7)**	**—**	**—**
Additional shares reserved	**24**	**—**	**—**
BALANCE AT JULY 28, 2007	**294**	**1,289**	**$26.60**

(1) The total pretax intrinsic value of stock options exercised during fiscal 2007 and 2006 was $3.1 billion and $1.3 billion, respectively.

(2) Amounts represent restricted stock and other share-based awards granted and assumed. The Company had total shares of restricted stock and restricted stock units outstanding of 11 million and 6 million as of July 28, 2007 and July 29, 2006, respectively.

The following table summarizes significant ranges of outstanding and exercisable options as of July 28, 2007 (in millions, except years and per-share amounts):

	STOCK OPTIONS OUTSTANDING				STOCK OPTIONS EXERCISABLE		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 15.00	122	4.58	$11.02	$2,183	93	$11.09	$ 1,659
15.01 – 18.00	230	5.81	17.24	2,700	124	16.76	1,513
18.01 – 20.00	303	5.48	19.22	2,958	183	19.19	1,780
20.01 – 25.00	246	6.77	22.38	1,622	74	21.42	560
25.01 – 35.00	117	3.07	27.18	235	85	27.43	156
35.01 – 50.00	25	1.70	40.01	—	25	40.01	—
50.01 – 72.56	246	1.87	54.89	—	245	54.89	—
Total	1,289	4.72	$26.60	$9,698	829	$30.13	$ 5,668

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $28.97 as of July 27, 2007, which would have been received by the option holders had those option holders exercised their options as of that date. The total number of in-the-money stock options exercisable as of July 28, 2007 was 549 million. As of July 29, 2006, 969 million outstanding stock options were exercisable and the weighted-average exercise price was $28.53.

Valuation and Expense Information Under SFAS 123(R) On July 31, 2005, the Company adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company's employees and directors including employee stock options and employee stock purchase rights, based on estimated fair values. Employee share-based compensation expense under SFAS 123(R) was as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Cost of sales—product	**$ 39**	$ 50	$—
Cost of sales—service	**104**	112	—
Employee share-based compensation expense in cost of sales	**143**	162	—
Research and development	**289**	346	—
Sales and marketing	**392**	427	—
General and administrative	**107**	115	—
Employee share-based compensation expense in operating expenses	**788**	888	—
Total employee share-based compensation expense[1][2][3]	**$931**	$1,050	$—

(1) As of July 28, 2007, total compensation cost related to nonvested share-based awards not yet recognized was $2.8 billion, including share-based compensation relating to acquisitions and investments, which is expected to be recognized over 3.5 years on a weighted-average basis.

(2) Share-based compensation expense of $34 million, $87 million, and $154 million related to acquisitions and investments for fiscal 2007, 2006, and 2005, respectively, is disclosed in Note 3 and is not included in the above table.

(3) The income tax benefit for employee share-based compensation expense was $342 million and $294 million for fiscal 2007 and 2006, respectively. The income tax benefit has been determined using the applicable tax rates in jurisdictions to which this expense relates and for fiscal 2007 included the tax effects resulting from the reinstatement of the U.S. federal research and development (R&D) tax credit in December 2006 (see Note 11). The tax benefit for fiscal 2006 included the effect of U.S. tax regulations that require intercompany reimbursement of certain share-based compensation expenses.

Lattice-Binomial Model Upon adoption of SFAS 123(R), the Company began estimating the value of employee stock options and employee stock purchase rights on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS 123(R), the value of each employee stock option and employee stock purchase right was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information required in accordance with SFAS 123.

The Company's employee stock options have various restrictions including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Lattice-binomial models are more capable of incorporating the features of the Company's employee stock options than closed-form models such as the Black-Scholes model. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness. The weighted-average assumptions, using the lattice-binomial model, the weighted-average expected life and estimated value of employee stock options and employee stock purchase rights are summarized as follows:

	EMPLOYEE STOCK OPTION PLANS		EMPLOYEE STOCK PURCHASE PLAN	
Years Ended	July 28, 2007	July 29, 2006	July 28, 2007	July 29, 2006
Weighted-average assumptions:				
Expected volatility	**26.0%**	23.7%	**26.1%**	27.5%
Risk-free interest rate	**4.6%**	4.3%	**5.1%**	3.4%
Expected dividend	**0.0%**	0.0%	**0.0%**	0.0%
Kurtosis	**4.5**	4.3	**N/A**	N/A
Skewness	**(0.79)**	(0.62)	**N/A**	N/A
Weighted-average expected life (in years)	**6.7**	6.6	**0.5**	0.5
Weighted-average estimated value	**$ 7.11**	$ 5.15	**$6.46**	$4.66

The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. The weighted-average assumptions were determined as follows:

- For employee stock options, the Company used the implied volatility for two-year traded options on the Company's stock as the expected volatility assumption required in the lattice-binomial model, consistent with SFAS 123(R) and SAB 107. For employee stock purchase rights, the Company used the implied volatility for six-month traded options on the Company's stock. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company's stock and the Company's assessment that implied volatility is more representative of future stock price trends than historical volatility.
- The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company's employee stock options and employee stock purchase rights.
- The dividend yield assumption is based on the history and expectation of dividend payouts.
- The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors that are based on the Company's stock price return history as well as consideration of various academic analyses.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice-binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions and calibration of the Company's model. The lattice-binomial model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice-binomial model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations on all past option grants made by the Company.

Pro Forma Information Under SFAS 123 for Fiscal Year Ended July 30, 2005 Pro forma information regarding option grants made to the Company's employees and directors and employee stock purchases is as follows (in millions, except per-share amounts):

Year Ended	July 30, 2005
Net income—as reported	$ 5,741
Share-based compensation expense	(1,628)
Tax benefit	594
Share-based compensation expense, net of tax	(1,034)
Net income—pro forma	$ 4,707
Basic net income per share—as reported	$ 0.88
Diluted net income per share—as reported	$ 0.87
Basic net income per share—pro forma	$ 0.73
Diluted net income per share—pro forma	$ 0.71

The tax benefit in the table above includes the effect of U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain share-based compensation expenses.

The weighted-average estimated value of employee stock options was $6.19 during fiscal 2005 using the Black-Scholes model with the following weighted-average assumptions:

	Employee Stock Option Plans	Employee Stock Purchase Plan
Expected volatility	39.6%	33.2%
Risk-free interest rate	3.6%	2.0%
Expected dividend	0.0%	0.0%
Expected life (in years)	3.3	0.6

In fiscal 2005, the Company used an option-pricing model to indirectly estimate the expected life of the stock options. The expected life and expected volatility of the stock options were based upon historical and other economic data trended into the future. Forfeitures of employee stock options were accounted for on an as-incurred basis.

Accuracy of Fair Value Estimates The Company uses third-party analyses to assist in developing the assumptions used in, as well as calibrating, its lattice-binomial model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

The Company's determination of the fair value of share-based payment awards is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the "Plan") to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary contributions for eligible employees. The Plan allows employees to contribute from 1% to 25% of their annual compensation to the Plan on a pretax and after-tax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches pretax employee contributions up to 100% of the first 4% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant's account will not exceed $9,000 for the 2007 calendar year due to the $225,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company's matching contributions to the Plan totaled $131 million, $96 million, and $84 million in fiscal 2007, 2006, and 2005, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not to exceed the lesser of 50% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2007, 2006, or 2005.

The Company also sponsors other 401(k) plans that arose from acquisitions of other companies. The Company's contributions to these plans were not material to the Company on either an individual or aggregate basis for any of the fiscal years presented.

Deferred Compensation Plans

The Company also maintains a deferred compensation plan for certain employees and directors of Scientific-Atlanta (the "SA Plan"). The deferred compensation liability under the SA Plan was approximately $109 million and $100 million, as of July 28, 2007 and July 29, 2006, respectively, and was recorded in current and long-term liabilities. In March 2007, the Board of Directors approved a new nonqualified deferred compensation plan, the Cisco Systems, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), which became effective June 25, 2007. As required by applicable law, participation in the Deferred Compensation Plan is limited to a group of the Company's management employees, which group includes each of the Company's named executive officers. Under the Deferred Compensation Plan, which is an unfunded and unsecured deferred compensation arrangement, a participant may elect to defer base salary, bonus, and/or commissions, pursuant to such rules as may be established by the Company, up to the maximum percentages for each deferral election as described in the plan. This operates in a manner similar to the way in which the Company's 401(k) plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Code. The Company may also, at its discretion, make a matching contribution to the employee under the Deferred Compensation Plan. A matching contribution, equal to 4% of eligible compensation over the Internal Revenue Code limit for calendar year 2007 which is deferred by participants under the Deferred Compensation Plan will be made to eligible participants' accounts at the end of calendar year 2007. The deferred compensation liability under this plan was not material as of July 28, 2007.

Defined Benefit Plans Assumed from Scientific-Atlanta

Upon completion of the acquisition of Scientific-Atlanta, the Company assumed certain defined benefit plans related to employee pensions. Scientific-Atlanta had a defined benefit pension plan covering substantially all of its domestic employees, defined benefit pension plans covering certain international employees, a restoration retirement plan for certain domestic employees, and supplemental executive retirement plans for certain key officers, (collectively, the "Pension Plans").

The fair value of the liabilities of these plans was determined at the July 28, 2007 and July 29, 2006 measurement dates. The fair value determination of the liabilities reflects the Company's intent to integrate the Scientific-Atlanta employee benefit programs with those of the Company. As a result, no additional benefits will be accrued under the Pension Plans after February 2008.

On July 28, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." The adoption of this statement did not have a material impact on the Company's Consolidated Financial Statements.

The following table sets forth projected benefit obligations, plan assets, and amounts recorded in current and long-term liabilities under the Pension Plans (in millions):

	July 28, 2007	July 29, 2006
Projected benefit obligations	**$ 234**	$ 214
Fair value of plan assets	**(125)**	(95)
Accrued benefit liability	**$ 109**	$ 119

The accumulated benefit obligations under the Pension Plans were $225 million and $199 million as of July 28, 2007 and July 29, 2006, respectively.

11. Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Federal:			
Current	**$ 1,979**	$ 1,877	$ 1,340
Deferred	**(554)**	(292)	497
	1,425	1,585	1,837
State:			
Current	**344**	215	496
Deferred	**(68)**	(20)	(292)
	276	195	204
Foreign:			
Current	**427**	304	404
Deferred	**—**	(31)	(150)
	427	273	254
Total	**$ 2,128**	$ 2,053	$ 2,295

The Company paid income taxes of $1.655 billion, $1.642 billion, and $1.266 billion in fiscal 2007, 2006, and 2005, respectively. Income before provision for income taxes consists of the following (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
United States	**$3,160**	$ 2,685	$7,028
International	**6,301**	4,948	1,008
Total	**$9,461**	$ 7,633	$8,036

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal tax benefit	**2.0**	1.8	1.8
Foreign income at other than U.S. rates	**(12.8)**	(8.7)	(6.7)
Tax credits	**(2.2)**	(0.6)	(0.3)
Tax audit settlement	**—**	(1.6)	(1.4)
Other, net	**0.5**	1.0	0.2
Total	**22.5%**	26.9%	28.6%

In December 2006, the Tax Relief and Health Care Act of 2006 reinstated the U.S. federal R&D tax credit, retroactive to January 1, 2006. As a result, the tax provision rate for the year ended July 28, 2007 included a tax benefit of approximately $60 million related to the U.S. federal R&D tax credit attributable to fiscal 2006 R&D expenses.

The tax provision rate for fiscal 2006 included a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction. During the fourth quarter of fiscal 2005, the Internal Revenue Service completed its examination of the Company's federal income tax returns for the fiscal years ended July 25, 1998 through July 28, 2001. Based on the results of the examination, the Company decreased previously recorded tax reserves by approximately $110 million and decreased income tax expense by a corresponding amount. This decrease to the provision for income taxes was offset by increases to the provision for income taxes of $57 million related to a fourth quarter fiscal 2005 intercompany restructuring of certain of the Company's foreign operations and $70 million related to the effect of U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain share-based compensation expenses.

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $16.3 billion of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

As a result of certain employment and capital investment actions and commitments, the Company's income in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from tax. These tax incentives expire in whole or in part at various times through fiscal 2025.

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 28, 2007	July 29, 2006
Current	**$1,953**	$1,604
Noncurrent	**989**	915
Total	**$2,942**	$2,519

As of July 28, 2007, the noncurrent net deferred tax assets in the table above consist of $1.060 billion of noncurrent net deferred tax assets included in other assets and $71 million of foreign noncurrent deferred tax liabilities included in other long-term liabilities. As of July 29, 2006, the noncurrent net deferred tax assets in the table above consist of $983 million of noncurrent net deferred tax assets included in other assets and $68 million of foreign noncurrent deferred tax liabilities included in other long-term liabilities.

The components of the deferred tax assets and liabilities are as follows (in millions):

	July 28, 2007	July 29, 2006
ASSETS		
Allowance for doubtful accounts and returns	**$ 330**	$ 290
Sales-type and direct-financing leases	**111**	104
Inventory write downs and capitalization	**222**	224
Investment provisions	**245**	273
In-process R&D, goodwill, and purchased intangible assets	**344**	473
Deferred revenue	**1,056**	825
Credits and net operating loss carryforwards	**651**	526
SFAS 123(R) share-based compensation expense	**520**	326
Other	**766**	652
Gross deferred tax assets	**4,245**	3,693
Valuation allowance	**(118)**	(45)
Total deferred tax assets	**4,127**	3,648
LIABILITIES		
Purchased intangible assets	**(881)**	(695)
Unremitted earnings of foreign subsidiaries	**(100)**	(100)
Unrealized gains on investments	**(60)**	(104)
Depreciation	**(73)**	(185)
Other	**(71)**	(45)
Total deferred tax liabilities	**(1,185)**	(1,129)
Total net deferred tax assets	**$ 2,942**	$ 2,519

As of July 28, 2007, the Company's federal, state, and foreign net operating loss carryforwards for income tax purposes were $381 million, $1.9 billion, and $82 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2019, the state net operating loss carryforwards will begin to expire in fiscal 2010, and the foreign net operating loss carryforwards will begin to expire in fiscal 2012. As of July 28, 2007, the Company's federal and state tax credit carryforwards for income tax purposes were approximately $13 million and $596 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2009.

The Company's income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock option transactions were $995 million, $454 million, and $35 million for fiscal 2007, 2006, and 2005, respectively, and are reflected as an increase to additional paid-in capital in the Consolidated Statements of Shareholders' Equity. The Company includes only the direct tax effects of employee stock incentive plans in calculating this increase to additional paid-in capital.

The Company's federal income tax returns for fiscal years ended July 27, 2002 through July 31, 2004 are under examination and the Internal Revenue Service has proposed certain adjustments. The Company believes that adequate amounts have been reserved for any adjustments which may ultimately result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In fiscal 2006, the Company distributed cash from its foreign subsidiaries and reported an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in its fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable. This distribution does not change the Company's intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

12. Segment Information and Major Customers

The Company's operations involve the design, development, manufacturing, marketing, and technical support of networking and other products and services related to the communications and information technology industry. Cisco products include routers, switches, advanced technologies, and other products. These products, primarily integrated by Cisco IOS Software, link geographically dispersed local-area networks (LANs) and wide-area networks (WANs).

The Company conducts business globally and is primarily managed on a geographic basis. The Company's management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a geographic theater based on the ordering location of the customer. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system because management does not use the information to measure the performance of the operating segments. During fiscal 2007, the Company did not allocate amortization of purchased intangible assets, employee share-based compensation expense, and the effects of purchase accounting adjustments to inventory to the gross margin for each theater because management also does not use the information to measure the performance of the operating segments. The Company has recast the measurement of gross margin for each theater for prior years to conform to the current year's presentation.

Summarized financial information by theater for fiscal 2007, 2006, and 2005, based on the Company's internal management system and as utilized by the Company's chief operating decision maker (CODM), is as follows (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Net sales:			
United States and Canada[1]	$19,294	$15,785	$13,298
European Markets	7,335	6,079	5,692
Emerging Markets	3,447	2,476	1,805
Asia Pacific	3,551	2,853	2,486
Japan	1,295	1,291	1,520
Total	$34,922	$28,484	$24,801
Gross margin:			
United States and Canada	$12,414	$10,441	$8,784
European Markets	4,813	4,080	3,916
Emerging Markets	2,220	1,687	1,267
Asia Pacific	2,281	1,870	1,671
Japan	907	917	1,033
Theater total	22,635	18,995	16,671
Unallocated corporate items[2]	(299)	(248)	—
Total	$22,336	$18,747	$16,671

(1) Net sales in the United States were $18.2 billion, $15.0 billion, and $12.7 billion for fiscal 2007, 2006, and 2005, respectively.

(2) The unallocated corporate items for fiscal 2007 and 2006 primarily include the effects of amortization of purchased intangible assets and employee share-based compensation expense. There was no amortization of purchased intangible assets recorded to cost of sales in fiscal 2005. In addition, there was no employee share-based compensation expense in fiscal 2005 because the Company did not adopt the recognition provisions of SFAS 123.

The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Net sales:			
Routers	$ 6,920	$ 6,005	$ 5,498
Switches	12,473	10,833	9,950
Advanced technologies	8,075	5,609	4,021
Other	1,994	1,470	1,384
Product	29,462	23,917	20,853
Service	5,460	4,567	3,948
Total	$34,922	$28,484	$24,801

The Company refers to some of its products and technologies as advanced technologies. As of July 28, 2007, the Company had identified the following advanced technologies for particular focus: application networking services, home networking, hosted small-business systems, security, storage area networking, unified communications, video systems, and wireless technology. The Company continues to identify additional advanced technologies for focus and investment in the future, and the Company's investments in some previously identified advanced technologies may be curtailed or eliminated depending on market developments. Beginning in the first quarter of fiscal 2007, sales of optical networking products, which were previously included in the advanced technologies product category, are included in the other product category, and prior year amounts have been reclassified in order to conform to the current year's presentation.

The majority of the Company's assets as of July 28, 2007 and July 29, 2006 were attributable to its U.S. operations. In fiscal 2007, 2006, and 2005, no single customer accounted for 10% or more of the Company's net sales.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 28, 2007	July 29, 2006
Property and equipment, net:		
United States	**$3,340**	$3,082
International	**553**	358
Total	**$3,893**	$3,440

13. Net Income Per Share

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 28, 2007	July 29, 2006	July 30, 2005
Net income	**$7,333**	$ 5,580	$5,741
Weighted-average shares—basic	**6,055**	6,158	6,487
Effect of dilutive potential common shares	**210**	114	125
Weighted-average shares—diluted	**6,265**	6,272	6,612
Net income per share—basic	**$ 1.21**	$ 0.91	$ 0.88
Net income per share—diluted	**$ 1.17**	$ 0.89	$ 0.87
Antidilutive employee stock options	**533**	1,014	847

14. Subsequent Event

On August 17, 2007, the Company entered into a credit agreement with certain institutional lenders which provides for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. Advances under the credit facility will accrue interest at rates that are equal to either (i) the higher of the Federal Funds rate plus 0.50% or Bank of America's "prime rate" as announced from time to time, or (ii) LIBOR plus a margin that is based on the Company's senior debt credit ratings as published by Standard & Poor's Ratings Services and Moody's Investors Service, Inc. In addition, the credit agreement requires that the Company maintain an interest coverage ratio as defined in the agreement. The Company may also, upon the agreement of either the then existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility up to a total of $5.0 billion, and/or extend the expiration date of the credit facility up to August 15, 2014. As of September 14, 2007, the Company had not borrowed any funds under the credit facility.

Supplementary Financial Data (Unaudited)

(in millions, except per-share amounts)

Quarters Ended	July 28, 2007	Apr. 28, 2007	Jan. 27, 2007	Oct. 28, 2006	July 29, 2006	Apr. 29, 2006	Jan. 28, 2006	Oct. 29, 2005
Net sales	$ 9,433	$ 8,866	$ 8,439	$ 8,184	$ 7,984	$ 7,322	$ 6,628	$ 6,550
Gross margin	$ 6,068	$ 5,647	$ 5,388	$ 5,233	$ 5,145	$ 4,726	$ 4,466	$ 4,410
Net income	$ 1,930	$ 1,874	$ 1,921	$ 1,608	$ 1,544	$ 1,400	$ 1,375	$ 1,261
Net income per share—basic	$ 0.32	$ 0.31	$ 0.32	$ 0.27	$ 0.25	$ 0.23	$ 0.22	$ 0.20
Net income per share—diluted	$ 0.31	$ 0.30	$ 0.31	$ 0.26	$ 0.25	$ 0.22	$ 0.22	$ 0.20
Cash and cash equivalents and investments	$22,266	$22,336	$20,681	$19,520	$17,814	$18,183	$14,989	$13,490

Stock Market Information

Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2007		2006	
Fiscal	High	Low	High	Low
First quarter	$ 24.78	$ 17.10	$ 19.74	$ 16.83
Second quarter	$ 28.99	$ 23.27	$ 19.43	$ 16.87
Third quarter	$ 28.85	$ 24.82	$ 22.00	$ 17.82
Fourth quarter	$ 30.39	$ 25.33	$ 22.00	$ 17.45

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 73,060 registered shareholders as of September 7, 2007.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total shareholder returns for Cisco common stock with the cumulative total returns on the S&P Information Technology Index and the S&P 500 Index. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Comparison of 5-Year Cumulative Total Return Among Cisco Systems, Inc., the S&P Information Technology Index, and the S&P 500 Index



$250
$200
$150
$100
$50
$0
July 26, 2002
July 25, 2003
July 30, 2004
July 29, 2005
July 28, 2006
July 27, 2007
Cisco Systems, Inc.
S&P Information Technology
S&P 500

	July 26, 2002	July 25, 2003	July 30, 2004	July 29, 2005	July 28, 2006	July 27, 2007
Cisco Systems, Inc.	$ 100.00	$ 161.42	$176.99	$162.01	$152.96	$245.09
S&P Information Technology	$ 100.00	$ 123.77	$135.99	$150.23	$137.68	$179.34
S&P 500	$ 100.00	$ 110.64	$125.22	$142.81	$150.50	$174.78

Notes:

- The graph covers the period from July 26, 2002, the last trading day before Cisco's 2003 fiscal year, to July 27, 2007, the last trading day of Cisco's 2007 fiscal year.
- The graph assumes that $100 was invested in Cisco common stock and in each index on July 26, 2002, and that all dividends were reinvested. No cash dividends have been declared on shares of Cisco's common stock.

Directors and Officers

Directors

Carol A. Bartz[1][4]
Executive Chairman of the Board
Autodesk, Inc.

M. Michele Burns[1][2]
Chairman and Chief Executive Officer
Mercer LLC

Michael D. Capellas[3][5]
Prospective Chairman and Chief Executive Officer
First Data Corporation

Larry R. Carter[4]
Senior Vice President, Office of the President
Cisco Systems, Inc.

John T. Chambers[1]
Chairman and Chief Executive Officer
Cisco Systems, Inc.

Brian L. Halla
Chairman of the Board and Chief Executive Officer
National Semiconductor Corporation

John L. Hennessy, Ph.D.[1][5]
President
Stanford University

Richard M. Kovacevich[5]
Chairman
Wells Fargo & Company

Roderick C. McGeary[2][3]
Chairman of the Board
BearingPoint, Inc.

Michael K. Powell
Senior Advisor, Providence Equity Partners Inc.
Chairman, MK Powell Group, LLC

Steven M. West[2][4]
Founder and Partner
Emerging Company Partners LLC

Jerry Yang[3]
CEO, Chief Yahoo! and Director
Yahoo! Inc.

(1) Member of the Acquisition Committee
(2) Member of the Audit Committee
(3) Member of the Compensation and Management Development Committee
(4) Member of the Investment/Finance Committee
(5) Member of the Nomination and Governance Committee

Executive Officers

Susan L. Bostrom
Executive Vice President, Chief Marketing Officer, Global Policy and Government Affairs

Larry R. Carter
Senior Vice President, Office of the President

Jonathan Chadwick
Senior Vice President, Corporate Controller and Principal Accounting Officer

John T. Chambers
Chairman and Chief Executive Officer

Mark Chandler
Senior Vice President, Legal Services, General Counsel and Secretary

Wim Elfrink
Executive Vice President, Customer Advocacy and Chief Globalization Officer

Charles H. Giancarlo
Executive Vice President, Chief Development Officer

Richard J. Justice
Executive Vice President, Worldwide Operations and Business Development

Randy Pond
Executive Vice President, Operations, Processes and Systems

Dennis D. Powell
Executive Vice President and Chief Financial Officer

Other Senior Vice Presidents

Nick Adamo
Senior Vice President, U.S. Service Provider Sales

Alan Baratz
Senior Vice President, Network Software and Systems Technology Group

Anthony J. Bates
Senior Vice President, Service Provider Routing Technology Group

Joel P. Bion
Senior Vice President, Research and Advanced Development

Brad Boston
Senior Vice President, Global Government Solutions Group

R. Gary Bridge
Senior Vice President, Internet Business Solutions Group

Frank A. Calderoni
Senior Vice President, Customer Solutions Finance

Owen Chan
Senior Vice President, Asia Pacific

Howard Charney
Senior Vice President, Office of the President

Marthin De Beer
Senior Vice President, Emerging Technologies Group

Chris Dedicoat
Senior Vice President, European Markets

Doug Dennerline
Senior Vice President, U.S. Commercial Sales

Carlos Dominguez
Senior Vice President, Worldwide Service Provider Operations

Thomas Edsall
Senior Vice President, Data Center Business Unit

Keith E. Goodwin
Senior Vice President, Worldwide Channels

Kathy Hill
Senior Vice President, Ethernet and Wireless Technology Group

David K. Holland
Senior Vice President, Tax, Treasury, and Workplace Resources

Ned Hooper
Senior Vice President, Business Development

Rebecca J. Jacoby
Senior Vice President, Chief Information Officer

Yasuki Kurosawa
Senior Vice President, Japan

Michel Langlois
Senior Vice President, Network Software and Systems Technology Group

Robert Lloyd
Senior Vice President, U.S. and Canada Operations

John F. McCool
Senior Vice President, Internet Systems Business Unit

James F. McDonald
Scientific Atlanta President and Chief Executive Officer

Clifford B. Meltzer
Senior Vice President, Network Management Technology Group

Angel Mendez
Senior Vice President, Worldwide Manufacturing

Gary B. Moore
Senior Vice President, Advanced Services

Paul Mountford
Senior Vice President, Emerging Markets

George O'Meara
Senior Vice President, Customer Advocacy, U.S. and Canada Theater

Barry O'Sullivan
Senior Vice President, Voice Technology Group

Richard W. Palmer, Jr.
Senior Vice President, Security Technology Group

Pankaj S. Patel
Senior Vice President, Service Provider Routing Technology Group

Ian D. Pennell
Senior Vice President, Access Routing Technology Group

Joseph Pinto
Senior Vice President, Technical Support Services

J. Michael Pocock
Linksys Senior Vice President and General Manager

Donald R. Proctor
Senior Vice President, Collaboration Software Group

Carl Redfield
Senior Vice President, Manufacturing Worldwide Operations

Manny Rivelo
Senior Vice President, Worldwide Field Process and Technology Operations

Daniel Scheinman
Senior Vice President, Media Solutions Group

Brian Schipper
Senior Vice President, Human Resources

Jim Sherriff
Senior Vice President, U.S. Enterprise Sales

Inder Sidhu
Senior Vice President, Worldwide Strategy and Planning

Jayshree Ullal
Senior Vice President, Data Center, Switching, and Security Technology Group

Tae Yoo
Senior Vice President, Corporate Affairs

Shareholder Information

Online Annual Report

Visit our online interactive report at **www.cisco.com/annualreport/2007** to find our shareholders' letter in multiple languages, the full 2007 Annual Report, and additional company and product information.

To receive all shareholder information exclusively online, register at: **www.icsdelivery.com/cisco.**

Cisco's stock trades on the NASDAQ Global Select Market under the ticker symbol CSCO.

Investor Relations

For further information about Cisco, additional copies of this report, Form 10-K, or other financial information without charge, contact:

Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
408 227-CSCO (2726)
E-mail: investor-relations@cisco.com
Website: **www.cisco.com/go/investors**

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
E-mail: shareholder@computershare.com
Website: **www.computershare.com**
Toll Free: 800 254-5194
International: 781 575-3120
Fax: 781 575-3604

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

Legal Counsel

Fenwick & West LLP
Mountain View, California

Notice of Annual Meeting

Santa Clara Convention Center
Elizabeth A. Hangs Theater
5001 Great America Parkway
Santa Clara, CA 95054
Thursday, November 15, 2007
10 a.m. Pacific Time

Corporate Information

COMPANY PROFILE

Cisco is the worldwide leader in networking that transforms how people connect, communicate, and collaborate. Our technology is changing the nature of work and the way we live.

Founded in 1984, Cisco pioneered the development of Internet Protocol (IP)-based networking technologies. This tradition continues with the development of routing, switching, and numerous advanced technologies: application networking services, home networking, hosted small-business systems, security, storage area networking, unified communications, video systems, and wireless.

As an innovator in the communications and information technology industry, Cisco and its valued partners sell Cisco hardware, software, and services to businesses of all sizes, governments, service providers, and consumers.

An integral part of Cisco's business strategy is strong corporate citizenship. Responsible business practices help ensure accountability, business sustainability, and commitment to environmentally conscious operations and products. Social investments built upon partnerships with local organizations positively impact recipient communities around the world. As an expression of our company's values and beliefs, these activities are designed to build trust in our company and empower our employees.

Learn more at **www.cisco.com.**

WORLDWIDE OFFICES

Americas Headquarters
San Jose, California, USA

Asia Pacific Headquarters
Singapore

Europe Headquarters
Amsterdam, Netherlands

Cisco has more than 200 offices worldwide. Addresses, phone numbers, and fax numbers are listed on the Cisco Website at **www.cisco.com/go/offices.**

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, statements that refer to the following are forward-looking statements: projections of our future financial performance; our business strategy; our anticipated growth and trends in our industry, businesses or key markets, such as the second major phase of the Internet's impact and Web 2.0; our architectural approach; future growth opportunities; investments in resources and innovation; new advanced technologies; emerging geographic markets, our future competitive position; and other characterizations of future events or circumstances. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: business and economic conditions and growth trends in the networking industry and in various geographic regions; global economic conditions and uncertainties in the geopolitical environment; overall information technology spending; the growth and evolution of the Internet and levels of capital spending on Internet-based systems; variations in customer demand for products and services, including sales to the service provider market and other customer markets, the timing of orders and manufacturing and customer lead times; changes in customer order patterns or customer mix; insufficient, excess, or obsolete inventory, variability of component costs; variations in sales channels, product costs, or mix of products sold; our ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; increased competition in the networking industry; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; manufacturing and sourcing risks, including risks related to our new manufacturing model; product defects and returns; litigation involving patents, intellectual property, antitrust, shareholder, and other matters; natural catastrophic events; a pandemic or epidemic; achievement of the benefits anticipated from our investments in sales and engineering activities; our ability to recruit and retain key personnel; our ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Cisco's most recent reports on Form 10-K and 10-Q. The financial information contained in this Annual Report should be read in conjunction with the consolidated financial statements and notes thereto that are included in this report. Our results of operations for the year ended July 28, 2007 are not necessarily indicative of our operating results for any future periods. We undertake no obligation to revise or update any forward-looking statements for any reason.

COPYRIGHTS

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